
what it takes

KNIGHT TRADING GROUP 2003 ANNUAL REPORT

Earning your trust with every trade

Knight is a top destination for broker-dealer order flow because its trading platform, technology and liquidity help broker-dealers achieve best execution for their customers. These same strengths attract institutions seeking unbundled trade execution products and services that are truly comprehensive: Sales trading in all U.S. equities and in international equities and ADRs. Listed block trading. Electronic trading and enhanced portfolio strategies. Soft dollar, commission recapture and correspondent brokerage programs. And restricted stock sales and corporate services. These products and services are provided through Knight's expert institutional sales and trading professionals in Knight's home base of Jersey City and in the major institutional markets of Atlanta, Boston, Chicago, San Francisco and London.

behalf of their customers. At the same time, institutions seek the hands-on service of Knight's options and exchange traded fund sales and trading team to help them tap Knight's strengths in coverage, systems and modeling.

Knight makes markets or is a specialist in U.S.-listed options on individual equities, equity indices and commodities. The firm is a member of the Chicago Board Options Exchange, the Chicago Board of Trade, the Chicago Mercantile Exchange, the International Securities Exchange, the New York Mercantile Exchange, the Pacific Stock Exchange, the Philadelphia Board of Trade, the Philadelphia Stock Exchange and the American Stock Exchange, and operates on the Boston Options Exchange.

[illegible]ements in public companies. Deephaven also manages the Deephaven Long/Short Equity [illegible] and evaluates other new offerings for its clients that will best leverage its strengths.

[illegible]eephaven has operated as a wholly owned subsidiary of Knight since it was acquired in 2000 and today remains a substantial, stand-alone business segment managed by a strong team with [illegible]-term employment commitment. At year-end 2003, Deephaven managed approximately [illegible] billion of assets.

INNOVATIVE PRODUCTS AND SERVICES

EQUITY MARKETS

Knight is a leading provider of comprehensive trade execution services to institutions and broker-dealers, offering capital commitment and access to a deep pool of liquidity across the depth and breadth of the U.S. equity markets.

Knight trades or makes a market in virtually every U.S. equity, including Nasdaq NMS, Small-Cap, OTC Bulletin Board and Pink Sheet securities, as well as stocks listed on the NYSE and AMEX. With international trading expertise, Knight also handles trade executions in nearly all ordinaries and ADRs.

DERIVATIVE MARKETS

Knight is a leading options market maker and specialist, providing comprehensive trade execution services to broker-dealers and institutions across a significant number of U.S.-listed option products.

By contract volume, Knight is among the largest U.S. equity options market makers. It has specialist rights in approximately 476 option classes as of January 2004, coverage of more than two-thirds of all equity option order flow, and the ability to route order flow to all U.S. options exchanges. Knight's significant options contract liquidity, risk management capabilities and trading efficiencies from proprietary technology provide clients with extremely competitive pricing and trade execution quality. It is this high quality that brings broker-dealers to Knight in their search for best execution on

ASSET MANAGEMENT

Knight operates Deephaven Capital Management, an asset management business for institutions and high net worth individuals. Deephaven uses market-neutral investment strategies focused on preservation of capital.

Deephaven's principal fund, the Deephaven Market Neutral Master Fund, strives to capture mispricings or spreads between related capital instruments, making it substantially non-correlated with the general debt and equity markets. Within the Market Neutral Fund, Deephaven employs a variety of strategies that include convertible arbitrage, event/risk arbitrage, relative value equity, distressed debt and private

About KNIGHT TRADING GROUP, INC.

Knight is focused on meeting the needs of institutional and broker-dealer clients by providing comprehensive trade execution services in equities and derivatives. A leading execution specialist, Knight offers capital commitment and access to a deep pool of liquidity across the depth and breadth of the equity market. Knight also operates an asset management business for institutions and high net worth individuals. To be a valued partner, Knight strives to provide superior client service and will continue to tailor its offering to meet the needs of its clients.

to earn your trust



It is Knight's unwavering *commitment* to always place the needs of its clients first. It is the *integrity* of Knight's employees, the character and caliber of its people. It is the *simplicity* of Knight's business model, focused on providing high-quality trade execution with superior service. It is the *flexibility* with which Knight can aggregate liquidity or commit capital. And it is the *versatility* of a comprehensive product and service offering. That is what it takes to earn – and keep – client trust.

Fellow Knight Shareholder:

What a difference a year can make. In 2002, Knight's trading operations were struggling to absorb the effects of equity and derivative market structure changes. Our costs were higher than our revenues could support, even with strong performance from our asset management business. Knight was losing money, and some even pronounced the Knight business model dead. We knew that something – in fact, many things – had to change.

We saw a much different picture in 2003, highlighted by our year-end results. Revenues increased 28% from $523.7 million to $670.0 million year over year. While Knight reported a loss in 2002 of $37.3 million from continuing operations, or a net loss of $43.2 million, the company turned it around in 2003 and reported income from continuing operations of $40.6 million, or $38.5 million in net income. After a $0.36 loss per diluted share in 2002, Knight reported earnings of $0.33 per diluted share in 2003.

What did it take for Knight to swing from loss to profit? Hard work, and an unwavering commitment to our clients. We turned our immediate attention to resolving four legacy issues. We also reduced our cost structure and transformed our Equity Markets business based on our inherent strengths and the new market reality.

Resolving Legacy Issues

The first "legacy" issue that required our attention was management turnover. The recruitment of new management that began with my appointment on May 30, 2002 is essentially complete. Leaders from around the industry, particularly in sales and trading, have joined me here since that time. They complement the significant expertise the company already established in equities, options and asset management, and in the functions that support those businesses.

Next, we put an end to the drag on earnings from Knight's international businesses. These operations never achieved profitability due to unfavorable market structure and economic developments overseas, as well as the overbuilding of Knight's European operations. We closed Knight Securities Japan during the second quarter of 2003. And we converted our London office from a market-making venture of about 200 employees to a much-smaller sales and trading office offering European clients our U.S. equity and ordinary share execution services. This shift was completed by the middle of the year, allowing for nearly breakeven results through the second half.

The third issue was excess real estate capacity. Knight took additional reserves in accordance with GAAP in the first quarter for unoccupied space in Knight's future headquarters at 545 Washington Boulevard in Jersey City, N.J. We have also continued to seek a sub-lease tenant to reduce our costs for the space we won't occupy. Within the next 18 months, Knight will begin its move to the new offices at an estimated cost of $40 million. The move will allow the company to improve our technology infrastructure, productivity and efficiency while securing sufficient and appropriate space for us before the lease for our current headquarters expires in 2006.

We have made headway with our final unresolved issue, a private arbitration claim and regulatory inquiries that followed the filing of that claim. In early March 2004, the U.S. Securities and Exchange Commission and NASD notified us that they are considering actions against Knight Securities, now Knight Equity Markets, and its former CEO for specific trade activity, conduct, supervision and record-keeping that occurred in 1999 through 2001. These notifications are important next steps toward concluding the outstanding regulatory inquiries. As I write to you, the company is preparing its response to the regulators. In the meantime,

Knight also continues to defend against the private arbitration claim. We look forward to closing this chapter from our past.

Transforming Equity Markets

With these legacy issues addressed to the best of our ability, we concentrated efforts on growing our institutional business and adjusting our broker-dealer business.

As noted over the past year, new management has a new philosophy – an unwavering commitment to our clients. We have better organized our structure and operations around client needs. One of the most visible of these efforts was changing the name of our over-the-counter equities subsidiary to Knight Equity Markets, the first step in moving all of our equities trading under one umbrella. Knight also instituted more coordinated sales and trading functions.

Much of the last year was spent making numerous enhancements to our product and service offering for institutions, which we believe represents our greatest opportunity for growth. For example, we opened or added to our regional sales trading offices, all while keeping our home base strong in Jersey City. We hired an international and ADR sales and trading team, added to our listed block trading staff, brought on an options and exchange traded funds sales and trading team and strengthened our listed and agency program trading staffs. In addition, Knight acquired the highly respected soft dollar and commission recapture business of Donaldson & Co. At the end of 2003 Knight had 65 institutional sales traders, compared to less than 30 in the fall of 2002. Today we have institutional leaders who not only have established relationships but who also have the ability to build new ones.

Knight did all of this in one year, and all to provide the widest range of, and highest-quality choices for, our institutional clients. We've made significant progress among institutions, but we will not become complacent. We will expand sales coverage as demand dictates and concentrate our efforts where Knight has a particular strength or opportunity. Institutions seek high-quality trade executions from firms that give them superior service and with whom they can build strong relationships. Knight can and will continue to meet all of these demands.

In 2003 we also were successful in adjusting our trading operations, particularly those serving our broker-dealer clients, to a decimalized environment. After struggling with this challenge from 2001 through 2002, we reduced staffing levels; established a new, competitive rebate schedule which included a profit-sharing structure; initiated fees for execution; negotiated lower clearing rates; and adjusted our auto-execution protocols to manage order flow inventory with greater efficiency. These changes moved Knight into a favorable position in advance of the market's rebound. In fact, our internal efforts combined with market conditions made our broker-dealer business the greatest contributor to Knight's turn from loss to profit in 2003.

On top of our success in introducing new efficiencies, Knight made numerous improvements to our technology infrastructure, including an increase in capacity that allows us to process more volume than ever before.

In 2004 we will continue to look for ways to increase the efficiency of our equity trading operations. We believe there still is room for greater automation, broker-dealer client penetration, and improvements to client service and relationships.

Holding The Line In Derivative Markets

Knight's Derivative Markets business segment returned to operating profitability and maintained market share in 2003 despite industry-wide challenges. In the course of our thorough review of this segment we lowered expenses, principally through staff cuts, and reduced rebates. We diversified our revenue stream by expanding our fixed income derivative market making and building a commodity derivative market-making business. To help our broker-dealer clients ensure best execution, we enhanced our proprietary order routing and management technology. At the same time, we increased our offering to our equity derivative clients by establishing an institutional options and exchange traded fund sales trading desk.

Our review of Derivative Markets will continue in 2004. Today's heightened market structure dynamics, greater investment demands for technology innovation and increasingly competitive margins continue to test our ability to produce attractive returns. For the short term, we will navigate our course by leveraging our technology investment and trading expertise into a wider array of asset classes, continuing to offer unique services to our clients and controlling the marginal costs of clearing and execution.

Establishing Long-Term Plans For Asset Management

The most important event in 2003 in our Asset Management segment, Deephaven Capital Management, was the signing of long-term employment contracts with key members of that business' executive management. Deephaven and its market neutral funds have been a major contributor to our operating income, particularly in 2002 and 2003. Deephaven provides a diverse revenue stream compared to more market-sensitive equities and options. In addition, Knight's investment in the funds – which reached $201.1 million at the end of 2003 – generates solid returns for the company. Since Deephaven represents a clear value as part of Knight, and because traditional hedge fund investors are extremely sensitive to management stability, we believe these contracts work in everyone's favor.

The Deephaven management team's goal in 2004, in addition to maintaining its strong fund performance record, is to expand its offerings and to grow assets under management by articulating its strengths and strategy to a broader client base than it has in the past.

Moving From Foundation To Future

Knight's effort to rebuild the company's foundation – all of the hard work I described – was helped by market conditions in 2003. Major indices finished higher through a year that saw investors begin to put more money back into the market.

In 2004, we expect that there will be some interesting and potentially positive market structure developments. In late February the SEC asked for comment on a series of market structure proposals, due in late May 2004. The staff is considering changes to the trade-through rule, the elimination of trading in sub-penny increments, caps on access fees and adjustments to market data revenue distribution. Knight has always advocated a more level playing field and a competitive environment for the various participants in the market, and we are looking forward to contributing to this dialogue.

As we manage through these market structure and other developments, seen and unseen, we look to our board of directors for continued insight and leadership. Over the last year, Knight's board has actively pursued best practices in corporate governance, adding two new independent directors as part of its efforts. Veteran news executive William L. Bolster was named a director in November 2003 after his retirement from CNBC, and former audit partner Thomas C. Lockburner joined the board in February 2004 after more than 40 years at Deloitte & Touche.

If 2002 was a year of crisis and change for Knight, 2003 was a year of repair and transition. While hard work turned the company around and the market provided good reinforcement, it was the dedication, trust and loyalty of our employees, clients and shareholders that sustained us through the difficulties of the last few years. With their support, Knight not only produced strong 2003 financial results, but our market capitalization surpassed $1 billion.

A company's reputation is, by all means, a hard thing to measure. But a survey from a respected third party indicated that Knight made significant progress. The company received higher scores for three attributes – quality of management, reputation and investment potential. We also know we are making headway because we've expanded our institutional client base and grown our institutional share ownership. These two groups are increasingly converging as our institutional shareholders learn more about Knight's execution capabilities, and our institutional clients recognize Knight's value as an investment.

In 2004, we will build on the progress we've made. We also will better define Knight's value – to our clients, and to the marketplace. We will be a significant, long-term player.

We believe we have what it takes.



Thomas M. Joyce

Chief Executive Officer & President
Knight Trading Group, Inc.
March 31, 2004

BUSINESS SEGMENTS: PRE-TAX OPERATING EARNINGS*


EQUITY MARKETS
100%
1998
49%
6%
45%
EQUITY MARKETS
DERIVATIVE MARKETS
ASSET MANAGEMENT
2003

TOTAL REVENUES
(IN MILLIONS)


$1,258
$682
$524
$670
2000
2001
2002
2003

PRE-TAX MARGINS **


33.4%
9.1%
(12.2%)
10.0%
2000
2001
2002
2003

DILUTED EARNINGS
PER SHARE


$2.05
$0.31
($0.36)
$0.33
2000
2001
2002
2003

NET INCOME
(IN MILLIONS)


$260
$39
($43)
$39
2000
2001
2002
2003

* Refer to reconciliation of pre-tax operating earnings to pre-tax GAAP income in MD&A included on page 35 in this report.

** Represents income (loss) before income taxes, minority interest and discontinued operations ("pre-tax GAAP income") as a percentage of total revenues.

Q&A

WITH CEO & PRESIDENT THOMAS M. JOYCE

WHAT WAS THE KEY TO KNIGHT'S PROGRESS IN 2003?

Hard work, and an unwavering commitment to our clients. In particular, I want to thank Knight's employees, who put in a tremendous amount of effort, and our clients, who stood by us as we strove to repair Knight's business and reputation. We tackled three out of four legacy issues by instituting new management, moving our international operations out of the red and taking additional reserves for excess real estate. We're continuing to work on the fourth issue relating to a private arbitration claim and regulatory inquiries. In Equity Markets in particular, we grew our business serving institutions by adding personnel and enhancing our products and services. We also adjusted the structure of our trading operations, namely those serving broker-dealers, to decimals. This fix was made in advance of the market's rebound in early 2003 and complemented the growing reception of our institutional offering.

WHAT ARE THE MOST IMPORTANT MARKET STRUCTURE ISSUES ON THE TABLE TODAY?

Knight actively promotes a level playing field on which to compete, with a standard set of rules for all market participants. In light of this, we were pleased with the selection of market structure issues presented on February 24, 2004 by the SEC for comment. We agree that regulators should revise the trade-through rule, which today makes price the priority in trading listed stocks regardless of what the investor actually wants. Another part of this discussion is the capping of fees charged to market participants by ECNs for accessing their liquidity, even while market makers like Knight cannot charge such fees. Third, we'd like to see the end of sub-penny trading, which was introduced with decimalization and has no benefit for investors. In addition, we believe consistent rules across all exchanges would eliminate locked and crossed markets and lead to a more orderly marketplace.

WHAT DO YOUR CLIENTS LOOK FOR IN A TRADE EXECUTION PROVIDER?

Execution quality is first and foremost. Our broker-dealer clients are obligated to seek best execution on behalf of their customers. Knight continues to be one of the largest destinations for broker-dealer order flow in part because our execution quality statistics are extremely competitive. Our institutional clients, likewise, would vote with their feet – and their order flow – if we weren't providing high-quality executions. We do, and that's why we are able to grow this business. Clients would also go elsewhere if we didn't make every effort to provide the best service. This is why we restructured around client needs. Finally, strong relationships define success in this industry. Knight has employees who have built long-term relationships over their years in financial services, and many of those clients followed our recent recruits to Knight.

WHY HAS KNIGHT SURVIVED THE SHAKEOUT IN THE INDUSTRY WHEN OTHERS DID NOT OR CONTINUE TO STRUGGLE?

Knight's scale and competitive offering helped us to successfully ride it out. Investors and market structure have changed, leading to tighter spreads and lower commissions, intense pressure on the infrastructure of financial services firms and, ultimately, consolidation. To remain relevant going forward, liquidity providers will need to constantly reinvent themselves. That's what Knight is doing by building a business serving institutions from the roots of our independent business model and already-strong broker-dealer offering. At the same time, we're tuned in to what our clients want and we seek ways to answer their needs.

YOU SAY INVESTORS HAVE CHANGED. HOW? AND HOW HAS KNIGHT CHANGED WITH THEM?

Over the last few years, both individual and institutional investors have grown more sophisticated, gained access to better technology, and shortened their investment time horizons. Knight understands how new trading patterns, and the way investors interact with the market today, impact order flow. We use this knowledge to help our clients trade wisely and efficiently.

WHAT HAS BEEN THE IMPACT OF INCREASED SCRUTINY BY REGULATORS AND LAWMAKERS ON THE FINANCIAL SERVICES INDUSTRY?

It will take time for the entire industry to regain the credibility lost because of the actions of a few. More worrisome is the potential impact on the capital formation process itself. Fortunately, the unbundling of research and investment banking plays to one of Knight's strengths. Unlike our bulge bracket competitors, Knight's primary business is providing high-quality trade execution services. Our trading isn't bound to or part of other products and services – what you see is what you get and what you pay for. As the focus on best execution increases, we welcome it. We believe our trade executions are extremely competitive and we're in an ideal position to serve our clients.

WHAT IS THE NEXT STEP FOR KNIGHT? HOW DO YOU FOLLOW YOUR SUCCESSES TO DATE?

In 2004 we're focusing on the basics: leveraging the progress we've made among institutions, further improving operations serving broker-dealers, continuing our examination of our derivatives business, and growing our asset management business. All the while delivering a competitive offering with superior client service. We are eager to put to rest the final remaining issue from the past – the private arbitration claim from a former employee and regulatory inquiries – and to prove that the market environment is not the only driver of our success. Indeed, we look forward to sealing Knight's position as a significant, long-term player in this market.

For delivering on the company's promise to place clients at the center of everything they did, Knight thanks its employees. Their dedication, expertise and character truly made the difference.

For turning to Knight again and again as the company worked to repair its business and reputation, Knight thanks its clients. Their partnership helped to lead the company to strong financial results.

For supporting efforts to build a new foundation upon which it can grow, Knight thanks its shareholders. Their loyalty sustained the company through a difficult period.

Knight's employees, clients and shareholders made the progress over the past year possible.

what it takes
to earn your trust

it takes commitment

Knight strives to provide the best trade execution available in the marketplace, with superior client service. By placing the needs of its clients first, Knight will always keep this pledge.





Knight has been working diligently to restructure its business – even the company itself – around client needs.

a valued partner

The change in the name of Knight Securities to Knight Equity Markets in 2003 was not merely cosmetic. It paved the way toward moving all of Knight's equity market making into one entity. One entity, rather than multiple subsidiaries, means easier access and more clarity for our clients.

Along with a simplified structure, Knight has more coordinated sales and trading functions. The company now has one team responsible for targeting new relationships. The equity trading floor was organized into sectors, allowing Knight to assist clients in making smarter trading decisions. Finally, Knight added products, services and experienced personnel to address client demands. In an environment of constant and rapid change, Knight tries to anticipate what clients will need next.

Knight has made every effort to deliver on its promises to clients through the business and market challenges of the past few years. And the loyalty Knight's clients have shown in return helped sustain the company and ultimately drive it toward profitability in 2003. Knight will do everything it can to preserve this mutual bond and remain a natural extension of its clients' trading desks.

it takes integrity



Subjective qualities, like trust and confidence, play a greater role in the current trading environment than ever before. Many firms can execute a trade. Today, what sets Knight apart is its character.

talented, experienced, trusted

Knight is breaking down former barriers that prevented it from attaining and growing client accounts. Many clients have started to trade with Knight because of a new reputation for providing high-quality trade executions with service they can trust.

The character and caliber of Knight's people have helped earn that trust. Beginning with CEO Tom Joyce's arrival in 2002, Knight launched a recruiting effort to attract experienced and respected management, traders and sales professionals from throughout the Street. These leaders brought with them many valuable relationships as well as a proven ability to create new ones. Knight's relationships are further solidified by high-quality trade executions and by employees' shared belief that service comes first. As an extra measure, Knight instituted a new compensation structure for market makers to better align the interests of employees with the goals of clients.

Knight's work is not done. Questions will remain until the legacy regulatory issues are concluded, but the company is not waiting for that day. Knight must build upon the trust it has earned to date to become a company with whom clients will always want to do business.

it takes
simplicity

Knight is complex in the sense it can meet a wide range of trade execution needs, but simple in its belief in giving all clients the full attention they deserve. Ultimately, Knight's clients benefit from this combination of independence and full-service.



transparency and efficiency

The basic trading and market-making engine at the heart of the Knight business model represents the company's greatest opportunity to serve its clients with transparency and efficiency. By leveraging the same straightforward structure that attracted broker-dealers at the company's beginning, Knight today is growing its presence among institutions.

Knight doesn't look like the rest of the Street. Its largest competitors are under pressure. Regulatory and political pressures are forcing the unbundling of trading and research. And the market is asking the question, what is research really worth? At the same time, smaller equity shops are either too small or too broad. Some have sub-scale trading operations with less connectivity, order flow and capital, while others are burdened by infrastructures supporting capital markets and research.

Knight offers comprehensive yet unbundled execution services covering the depth and breadth of the equity market. It is an execution-only shop. With trading scale. Without limitations.

it takes

flexibility



Knight has the liquidity and connectivity to customize trade executions around client priority – price, speed, low impact or anonymity.

It doesn't matter whether institutions and broker-dealers seek natural liquidity, capital commitment or the connectivity to fragmented pools across the market. Knight can provide them with access to all three sources.

Knight's position as the leading destination for broker-dealer order flow makes it one of the largest pools of liquidity in the market. But when that liquidity is not available anywhere, particularly in smaller, more thinly traded stocks, Knight's market makers commit capital to make the trade happen. Broker-dealers rely on this capability to help them meet best execution for their clients, while institutions use it to help maintain anonymity and ensure speed when the market is moving. In fact, the larger the institution, the more it seeks capital commitment services. Something that can't be provided by ECNs. Finally, when there is liquidity in the marketplace outside of Knight's walls, the company has the technology and connectivity to go out there and get it.

Knight itself is fluid, able to tap all resources to execute trades and help clients get the trades done the way they want.

liquidity, connectivity, capital commitment

it takes
versatility

Knight endeavors to remain relevant to its clients by introducing new products, new services and new approaches in response to the demands of the market.





range of products and services

Knight is correcting the misconception that it is simply a Nasdaq market maker. True, Knight has been a powerhouse in that market from the beginning and today makes markets or trades in nearly every Nasdaq NMS security, in addition to Small-Cap, OTC Bulletin Board and Pink Sheet stocks, with more overall volume than any other firm. But Knight also is a leader in trading NYSE- and AMEX-listed securities in the Nasdaq InterMarket™ and continues to enjoy a significant market share in the options industry.

To better meet its clients' needs, Knight has expanded its offering over the last year to include listed block, international, ADR, ordinaries, institutional options, ETF and electronic sales and trading. Knight also introduced soft dollar, commission recapture, correspondent brokerage, enhanced portfolio strategy, restricted stock sales and corporate services. Knight conducted this expansion in its Equity Markets and Derivative Markets segments by both attracting new talent and enhancing existing products and services.

Finally, Knight's Asset Management business Deephaven is exploring new investment strategies to complement its proven market neutral investment approach.

Selected Financial Data

The following selected consolidated financial data are qualified by the Consolidated Financial Statements of Knight Trading Group, Inc. and the Notes thereto included elsewhere in this document. You should read the following in conjunction with the Consolidated Financial Statements and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The Consolidated Statements of Operations Data for 2001, 2002 and 2003 and the Consolidated Statements of Financial Condition Data at December 31, 2002 and 2003 have been derived from our audited Consolidated Financial Statements included elsewhere in this document. The Consolidated Statements of Operations Data for 1999 and 2000 and the Consolidated Statements of Financial Condition Data at December 31, 1999, 2000 and 2001 are derived from Consolidated Financial Statements not included in this document.

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001	2000	1999
In thousands, except share and per share data					
Consolidated Statements of Operations Data[1]:					
Revenues					
Net trading revenue	**$511,369**	$425,877	$560,837	$1,157,505	$845,105
Commissions and fees	**67,069**	43,032	49,519	33,308	17,341
Asset management fees	**57,903**	34,510	36,757	41,884	19,921
Interest and dividends, net	**2,606**	5,877	24,902	16,125	11,950
Investment income and other	**31,087**	14,361	9,701	9,225	3,160
Total revenues	**670,034**	523,657	681,716	1,258,047	897,477
Expenses					
Employee compensation and benefits	**256,670**	217,273	246,705	420,568	269,224
Execution and clearance fees	**132,672**	120,465	117,492	112,993	90,477
Payments for order flow	**56,555**	66,572	81,942	174,646	138,697
Communications and data processing	**31,544**	35,440	48,223	32,777	18,944
Depreciation and amortization	**28,322**	36,066	41,410	25,293	11,396
Occupancy and equipment rentals	**18,340**	23,556	19,117	18,003	10,706
Professional fees	**11,553**	17,111	14,881	21,470	7,889
Business development	**7,613**	7,467	11,395	14,768	10,295
International charges	**–**	32,086	–	–	–
Writedown of assets and lease loss accrual	**46,933**	16,157	20,539	–	–
Other	**12,925**	15,403	17,765	16,906	17,019
Total expenses	**603,127**	587,596	619,469	837,424	574,647
Income (loss) before income taxes, minority interest and discontinued operations	**66,907**	(63,939)	62,247	420,623	322,830
Income tax expense (benefit)	**26,258**	(21,518)	25,451	159,446	111,546
Income (loss) before minority interest and discontinued operations	**40,649**	(42,421)	36,796	261,177	211,284
Minority interest in consolidated subsidiaries	**–**	5,101	6,477	–	–
Income (loss) from continuing operations	**40,649**	(37,320)	43,273	261,177	211,284
Loss from discontinued operations	**(2,124)**	(5,922)	(4,748)	(1,255)	–
Net income (loss)	**$ 38,525**	$ (43,242)	$ 38,525	$ 259,922	$211,284

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001	2000	1999
In thousands, except share and per share data					
Basic earnings per share from continuing operations	**$ 0.36**	$ (0.31)	$ 0.35	$ 2.13	$ 1.75
Diluted earnings per share from continuing operations	**$ 0.35**	$ (0.31)	$ 0.34	$ 2.06	$ 1.68
Basic and diluted earnings per share from discontinued operations	**$ (0.02)**	$ (0.05)	$ (0.04)	$ (0.01)	$ –
Basic earnings per share	**$ 0.34**	$ (0.36)	$ 0.31	$ 2.12	$ 1.75
Diluted earnings per share	**$ 0.33**	$ (0.36)	$ 0.31	$ 2.05	$ 1.68
Pro forma adjustments					
Income before income taxes and minority interest				$ 420,623	$ 322,830
Adjustment for pro forma employee compensation and benefits[2]				(267)	(7,580)
Pro forma income before income taxes and minority interest				420,356	315,250
Pro forma income tax expense[3]				160,089	126,790
Pro forma net income				$ 260,267	$ 188,460
Pro forma basic earnings per share				$ 2.11	$ 1.56
Pro forma diluted earnings per share				$ 2.04	$ 1.50
Shares used in basic earnings per share calculations[4]	**112,023,419**	120,771,786	123,796,181	122,520,733	120,821,710
Shares used in diluted earnings per share calculations[4]	**117,749,743**	120,771,786	125,758,863	126,863,316	125,755,430

DECEMBER 31,	2003	2002	2001	2000	1999
Consolidated Statements of Financial Condition Data:					
Cash and cash equivalents	**$ 262,200**	$ 316,722	$ 361,294	$ 364,058	$ 304,054
Securities owned, held at clearing brokers, at market value	**3,025,121**	1,984,500	1,754,483	1,799,967	910,233
Total assets	**3,957,819**	3,171,876	3,226,687	2,521,409	1,540,286
Securities sold, not yet purchased, at market value	**2,658,091**	2,254,900	2,039,356	1,427,214	720,919
Total stockholders' equity	**790,132**	756,416	834,256	774,186	499,231

(1) Certain prior year amounts have been reclassified to conform to current year presentation.

(2) Before our merger with Arbitrade Holdings LLC ("Arbitrade"), the predecessor to our Derivative Markets and Asset Management businesses, on January 12, 2000, Arbitrade was a limited liability company and compensation and benefits to Arbitrade's members were accounted for as distributions of members' equity. Pro forma compensation expense was computed as 15% of the before-tax profits earned by Arbitrade for the year ended December 31, 1999 and for the period ended January 12, 2000.

(3) Before our merger, Arbitrade was a limited liability company and was not subject to income taxes. Pro forma income tax expense was computed based on Arbitrade's income at an effective tax rate of 42.5% for the year ended December 31, 1999 and for the period ended January 12, 2000.

(4) Weighted average shares outstanding for all years presented have been determined as if the merger with Arbitrade occurred as of the earliest date presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

Effective in the fourth quarter of 2003, the Company instituted a new segment reporting format to include three reportable business segments: Equity Markets, Derivative Markets, and Asset Management. Prior to this change, the Company reported two business segments: Equity Markets, which included equity and derivatives business activities, and Asset Management. This segment reporting change was made to better reflect management's approach to operating and directing the businesses and to more closely align financial and managerial reporting. Prior period segment data has been restated to conform to the 2003 presentation.

- **Equity Markets** We are a leading execution specialist providing comprehensive trade execution services to institutional and broker-dealer clients, offering capital commitment and access to a deep pool of liquidity across the depth and breadth of the U.S. equity markets.

- **Derivative Markets** We are a leading U.S. listed options market maker and specialist, providing comprehensive trade execution services to institutions and broker-dealers across a significant number of U.S. option products.

- **Asset Management** We operate an asset management business for institutions and high net worth individuals, managing $1.6 billion of assets as of the end of 2003. The Company's investment in the Deephaven Funds, which was $201.1 million at December 31, 2003, and related investment returns, are included within this segment.

The following table sets forth the revenues, expenses excluding international charges and writedown of assets and lease loss accrual ("Operating Expenses") and income (loss) before international charges, writedown of assets and lease loss accrual, income taxes, minority interest and discontinued operations ("Pre-Tax Operating Earnings") of our segments and on a consolidated basis:

	2003	2002	2001
in millions			
Equity Markets			
Revenues	**$449.6**	$345.1	$484.4
Operating Expenses	**393.4**	377.0	441.0
Pre-Tax Operating Earnings	**56.2**	(31.9)	43.4
Derivative Markets			
Revenues	**147.3**	139.8	159.8
Operating Expenses	**141.0**	146.0	145.5
Pre-Tax Operating Earnings	**6.3**	(6.2)	14.3
Asset Management			
Revenues	**82.5**	47.6	42.9
Operating Expenses	**31.2**	25.2	17.8
Pre-Tax Operating Earnings	**51.3**	22.4	25.1
Consolidated			
Revenues	**679.4**	532.5	687.2
Operating Expenses	**565.6**	548.2	604.4
Pre-Tax Operating Earnings	**$113.8**	$ (15.7)	$ 82.8

Our diluted earnings per share were $0.33 for 2003, up from a loss of $0.36 per share in 2002. Total revenues in 2003 increased 28% from 2002, while Operating Expenses increased 3%. Our Pre-Tax Operating Earnings increased to $113.8 million in 2003, up from a loss of $15.7 million in 2002.

The improvement in our 2003 financial results were primarily a result of the strong turnaround in our Equity Markets business, driven by the improvement in market conditions, the growth of our institutional business and cost cutting in the U.S., and the closure of our unprofitable international market-making businesses in Europe and Japan. Pre-tax Operating Earnings from our Asset Management business increased by over 100% in 2003 due to greater fund returns, the growth in our assets under management and the increase in our investment in the Deephaven Funds. Derivative Markets results also improved due to higher contract volumes and cost cutting.

A reconciliation of Pre-Tax Operating Earnings to GAAP income before income taxes, minority interest and discontinued operations ("Pre-Tax GAAP Income") is included elsewhere in this section.

Market and Economic Conditions in 2003

During the first few months of 2003, investors continued to be concerned with weak corporate earnings and increased uncertainty about the strength and pace of the domestic economic recovery coupled with increased geopolitical unrest. However, U.S. market and economic conditions improved significantly as the year progressed. As a result, U.S. financial markets rebounded and experienced increased volumes as investors began to re-enter the financial markets. During 2003, the Nasdaq Composite Index was up 50% from December 31, 2002. Similarly, the DJIA and the S&P 500 were up 25% and 26%, respectively, from December 31, 2002.

Certain Factors Affecting Results of Operations

We have experienced, and expect to continue to experience, significant fluctuations in operating results due to a variety of factors, including, but not limited to, introductions or enhancements to market-making services by us or our competitors; the value of our securities positions and our ability to manage the risks attendant thereto; the volume of our market-making activities; the dollar value of securities traded; volatility in the securities markets; our market share with institutional clients; the performance of our international operations; our ability to manage personnel, overhead and other expenses, including our occupancy expenses under our office leases and legal fees related to our legal proceedings; the strength of our client relationships; the amount of, and volatility in, the results of our quantitative market-making and program trading portfolios; changes in payments for order flow and clearing costs; the addition or loss of executive management and sales, trading and technology professionals; legislative, legal and regulatory changes; legal and regulatory matters; geopolitical risk; the amount and timing of capital expenditures and divestitures; the incurrence of costs associated with acquisitions and dispositions; investor sentiment; the level of assets under management; technological changes and events; seasonality; competition and market and economic conditions. Such factors may also have an impact on our ability to achieve our strategic objectives, including, without limitation, increases in our market share and revenue capture in our Equity and Derivative Markets segments and increases in our fund returns and assets under management in our Asset Management segment. If demand for our services declines in any of our business segments due to any of the above factors, and we are unable to adjust our cost structure on a timely basis, our operating results and strategic objectives could be materially and adversely affected.

As a result of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that we will be able to maintain the current rate of revenue growth or return to the rates of revenue growth that we have experienced in the past or that we will be able to improve our operating results.

Trends

We believe that our business is currently impacted by the following trends that may affect our financial condition and results of operations.

- Over the past three years, the effects of decimalization and other market structure changes, competition and market conditions have resulted in a decline in revenue capture per U.S. equity dollar value traded in our Equity Markets operations and revenue capture per contract in our Derivative Markets operations.

- Retail investor participation in the equity and options markets increased in 2003 from the prior two years, particularly in low-priced OTC Bulletin Board issues. This growth in retail transaction volumes may not be sustainable.

- Decimalization, market structure changes, competition and market conditions have triggered an industry shift from market makers trading OTC securities solely as principal to executing trades on a riskless principal or agency basis with institutions paying commission-equivalents or commissions, respectively. Currently, we execute the majority of our institutional client orders on a riskless principal or agency basis, charging commission-equivalents or commissions, respectively, and we execute the majority of our broker-dealer client orders as principal. In addition, institutional commission rates have fallen in the past few years, and this may continue in 2004.

- Market makers have reduced their payment for order flow rates as average revenue capture per U.S. equity dollar value traded and average revenue capture per contract have fallen. As a result, we have changed our payment for order flow rates several times over the past three years. In addition, we also have expanded our program of charging execution fees to certain of our broker-dealer clients for certain order flow.

- The introduction of SuperMontage[SM] by Nasdaq and the increase in trading of Nasdaq-listed securities on other exchanges has increased market fragmentation in the Equity Markets segment, resulting in increased execution expenses, fragmented liquidity pools and different market centers using different sets of regulatory rules and regulations. The Derivative Markets segment is also experiencing changes in market structure.

- Due to regulatory scrutiny over the past two years relating to equity research and the continued focus by investors on execution quality and overall transaction costs, more institutional commissions are being allocated to broker-dealers based on the quality of executions. In the past, institutional equity commissions were primarily allocated to broker-dealers in exchange for either research or soft dollar and commission recapture programs. This change is also resulting in pressure on commissions.

- Executions in the Equity Markets and Derivatives Markets segments are becoming increasingly automated. Increased automation results in improved efficiency and lower transaction costs, although it may lower the barriers to entry.
- There has been increased scrutiny of hedge funds and soft dollar practices by the regulatory and legislative authorities. New legislation or modifications to existing regulations and rules could occur in the future.
- There has been a growing trend among fund management companies and institutions to allocate more of their assets to hedge fund investments. This has influenced the growth in the hedge fund industry and may provide for greater competition in the future.

INCOME STATEMENT ITEMS

The following section briefly describes the key components of, and drivers to, our significant revenues and expenses.

Revenues

Our revenues consist principally of net trading revenue from U.S. securities trading and market-making activities from both Equity and Derivative Markets. Net trading revenue, which consists of trading gains net of trading losses and commission equivalents, is primarily affected by changes in the amount and mix of U.S. equity trade and share volumes and U.S. option contract volumes, our revenue capture, dollar value of equities traded, our ability to derive trading gains by taking proprietary positions, changes in our execution standards, volatility in the marketplace, our mix of broker-dealer and institutional clients and by regulatory changes and evolving industry customs and practices.

Securities transactions with clients are executed as principal, riskless principal or agent. Profits and losses on principal transactions and commission equivalents on riskless principal transactions are included within net trading revenue, and commissions earned on agency transactions are included within commissions and fees. We execute the majority of our institutional client orders on a riskless principal or agency basis, generating commission equivalents or commissions, respectively. We execute the majority of our broker-dealer client orders as principal. We also receive fees for providing certain information to market data providers and for directing trades to certain destinations for execution. Commissions and fees are primarily affected by changes in our trade and share volumes in listed securities, changes in commission rates as well as by changes in fees earned for directing trades to certain destinations for execution.

Asset management fees represent fees earned by Deephaven Capital Management LLC ("Deephaven") for sponsoring and managing the Deephaven investment funds (the "Deephaven Funds"). Asset management fees are primarily affected by the rates of return earned on the Deephaven Funds and changes in the amount of assets under management.

We earn interest income from our cash held at banks and cash held in trading accounts at clearing brokers. The Company's clearing agreements call for payment or receipt of interest income, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Net interest is primarily affected by interest rates, the changes in cash balances held at banks and clearing brokers and our level of securities positions in which we are long compared to our securities positions in which we are short.

Investment income and other income primarily represents income earned, net of losses, related to our investment in the Deephaven Funds and, to a lesser extent, our strategic investments. Investment income and other income are primarily affected by the rates of return earned by the Deephaven Funds as well as the performance and activity of our strategic investments.

Expenses

Our operating expenses largely consist of employee compensation and benefits, payments for order flow and execution and clearance fees. Employee compensation and benefits expense fluctuates, for the most part, based on changes in net trading revenue, asset management fees, our profitability and our number of employees. Payments for order flow fluctuate based on U.S. equity share and option volume, our profitability, the mix of market orders and limit orders, the mix of orders received from broker-dealers and institutions who accept payments for order flow and changes in our payment for order flow policy. Execution and clearance fees primarily fluctuate based on changes in equity trade and share volume, option contract volume, clearance fees charged by clearing brokers and fees paid to access ECNs, exchanges and certain regulatory bodies.

Employee compensation and benefits expense primarily consists of salaries and wages paid to all employees and profitability based compensation, which includes compensation paid to market-making and sales personnel primarily based on their individual and overall performance and incentive compensation paid to other employees based on our overall profitability. Compensation for employees engaged in sales activities is determined primarily based on a percentage of their gross revenues net of expenses including payments for order flow, execution and clearance costs and overhead allocations ("net profitability"). Through October 2002, compensation for our Equity Markets market-making personnel was determined primarily based on a percentage of net profitability. Effective November 2002, the compensation model for our Equity Markets market-making personnel changed to a salary and discretionary bonus. The compensation model for our Derivative Markets market-making personnel was based on a salary and discretionary bonus from 2001 to 2003. The majority of compensation in Asset Management is determined based on a profitability-based formula.

Execution and clearance fees primarily represent clearance fees paid to clearing brokers for equities and options transactions, transaction fees paid to Nasdaq and other regional exchanges and regulatory bodies, option exchange fees, payments made to third parties for exchange seat leases and execution fees paid to third parties, primarily for executing trades in listed securities on the NYSE and AMEX, and for executing orders through ECNs.

Payments for order flow represent payments to certain clients, in the normal course of business, for directing their order flow in U.S. equities and U.S. option contracts to us and payments to institutions in connection with our commission recapture programs. Payments for order flow fluctuate as we modify our payment rates and as our percentage of clients whose policy is not to accept payments for order flow varies. Due to lower revenue capture and lower overall profitability, we reduced our payment for order flow rates several times over the past three years.

International charges consists of charges from continuing operations related to the reduction of European businesses as well as charges related to the writedown of certain international strategic investments to fair value.

The writedown of assets and lease loss accrual related to our domestic businesses consists of costs associated with impairment charges on intangible assets, excess real estate, fixed assets that are no longer actively used, and the writedown of certain domestic strategic investments and exchange seats to fair value.

RESULTS OF OPERATIONS

The following table sets forth the consolidated statement of operations data as a percentage of total revenues:

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
Revenues			
Net trading revenue	76.3%	81.3%	82.3%
Commissions and fees	10.0%	8.2%	7.3%
Asset management fees	8.6%	6.6%	5.4%
Interest and dividends, net	0.4%	1.1%	3.6%
Investment income and other	4.7%	2.8%	1.4%
Total revenues	100.0%	100.0%	100.0%
Expenses			
Employee compensation and benefits	38.3%	41.5%	36.2%
Execution and clearance fees	19.8%	23.0%	17.2%
Payments for order flow	8.4%	12.7%	12.0%
Communications and data processing	4.7%	6.8%	7.1%
Depreciation and amortization	4.2%	6.9%	6.1%
Occupancy and equipment rentals	2.8%	4.5%	2.8%
Professional fees	1.7%	3.3%	2.2%
Business development	1.2%	1.4%	1.7%
International charges	0.0%	6.1%	0.0%
Writedown of assets and lease loss accrual	7.0%	3.1%	3.0%
Other	1.9%	2.9%	2.6%
Total expenses	90.0%	112.2%	90.9%
Income (loss) before income taxes, minority interest and discontinued operations	10.0%	(12.2%)	9.1%
Income tax expense (benefit)	3.9%	(4.1%)	3.7%
Income (loss) before minority interest and discontinued operations	6.1%	(8.1%)	5.4%
Minority interest in losses of consolidated subsidiaries	0.0%	1.0%	1.0%
Income (loss) from continuing operations	6.1%	(7.1%)	6.3%
Loss from discontinued operations, net of tax	0.3%	1.1%	0.7%
Net income (loss)	5.7%	(8.3%)	5.7%

YEARS ENDED DECEMBER 31, 2003 AND 2002

Revenues

Net trading revenue from Equity Markets increased 25.8% to $384.7 million in 2003, from $305.8 million in 2002. Equity Markets' trading revenues are almost entirely comprised of revenues from U.S. equity trading and market making. This increase in equity trading revenue was primarily due to a 33.9% increase in total U.S. equity dollar value traded in 2003 as compared to 2002, offset, in part, by a 4.5% decrease in average revenue capture per U.S. equity dollar value traded. The total U.S. equity dollar value traded amount represents the aggregate dollar amount of principal and riskless principal transactions executed during the period.

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	Change	% of Change
Equity Markets net trading revenues (millions)	$ 384.7	$ 305.8	$ 78.9	25.8%
U.S. equity dollar value traded (billions)	1,539.2	1,149.5	389.7	33.9%
U.S. equity shares traded* (billions)	442.2	202.0	240.2	118.9%
U.S. equity trades executed (millions)	180.7	126.7	54.0	42.6%
Average revenue capture per U.S. equity dollar value traded ($) (bps)	2.50	2.62	(0.12)	(4.5%)
Average revenue capture per U.S. equity share ($) (mils)	0.87	1.49	(0.62)	(41.6%)

* Includes 305.3 billion and 107.4 billion of OTC Bulletin Board and Pink Sheet shares for 2003 and 2002, respectively

Net trading revenue from Derivative Markets increased 5.5% to $126.7 million in 2003, from $120.1 million in 2002. The increase was primarily due to a 27.0% increase in the number of option contracts traded in 2003 as compared to 2002, offset, in part, by a 17.4% decrease in average revenue capture per contract.

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	Change	% of Change
Derivative Markets net trading revenues (millions)	$126.7	$120.1	$ 6.6	5.5%
U.S. option contracts (millions)	63.3	49.9	13.5	27.0%
Average revenue capture per U.S. option contract ($)	1.99	2.41	(0.42)	(17.4%)

Commissions and fees increased 55.9% to $67.1 million in 2003, from $43.0 million in 2002. This increase is primarily due to higher commission-based volumes. Additionally, commissions increased by $5.0 million due to the one month of activity following the December 1, 2003 closing of the purchase of Donaldson and Co., Incorporated's ("Donaldson") soft dollar and commission recapture business.

Asset management fees increased 67.8% to $57.9 million in 2003 from $34.5 million in 2002. The increase in fees was primarily due to an increase in average fund returns to the investor from 7.8% in 2002 to 13.9% in 2003. Additionally, asset management fees increased due to the increase in the average amount of funds under management throughout the year in the Deephaven Funds. The average month-end balance of funds under management increased to approximately $1.36 billion during 2003, from an average of approximately $1.24 billion in 2002.

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	Change	% of Change
Asset management fees (millions)	$ 57.9	$ 34.5	$ 23.4	67.8%
Average month-end balance of assets under management (millions)	1,359.4	1,239.0	120.5	9.7%
Annual Fund return to investors*	13.9%	7.8%	6.1%	78.1%

* Return represents average return across all assets under management in the Deephaven Funds

Interest and dividends, net of interest expense, decreased 55.7% to $2.6 million in 2003, from $5.9 million in 2002. This decrease was primarily due to lower cash balances held at banks and at our clearing brokers, changes in the composition of our market-making positions as well as lower interest rates.

Investment income and other income increased 116.5% to $31.1 million in 2003, from $14.4 million in 2002. This increase was primarily due to earnings related to our investment in the Deephaven Funds, which increased to $23.9 million in 2003 from $10.1 million in 2002. The increased earnings were directly related to the increase in our investment in the Deephaven Funds and greater fund returns. The Company's average month-end balance invested in the Deephaven Funds increased to $186.7 million during 2003, up from $128.9 million during 2002.

Expenses

Employee compensation and benefits expense increased 18.1% to $256.7 million in 2003, from $217.3 million in 2002. As a percentage of total revenue, employee compensation and benefits decreased to 38.3% in 2003 from 41.5% in 2002. These changes were primarily due to higher incentive compensation as a result of an increase in gross trading profits and margins, as well as the hiring and retention of senior management, sales and trading professionals offset, in part, by reduced headcount. Our number of full time employees decreased to 933 at December 31, 2003, from 1,027 full time employees at December 31, 2002. In connection with these headcount reductions, we incurred severance costs of $7.0 million in 2003, down from $10.2 million in 2002.

Execution and clearance fees increased 10.1% to $132.7 million in 2003, from $120.5 million in 2002. As a percentage of total revenue, execution and clearance fees decreased to 19.8% in 2003, from 23.0% in 2002. The increase on a dollar basis was due to the increase in equity trades and options contracts executed as well as increased costs related to executing orders through ECNs offset, in part, by a reduction in clearance and execution rates and the closure of European equities market making in 2002. The decrease as a percentage of total revenue was primarily due to lower clearance rates and the overall increase in asset management fees and investment income, which have no associated execution and clearance fees.

Payments for order flow decreased 15.0% to $56.6 million in 2003, from $66.6 million in 2002. As a percentage of total revenue, payments for order flow decreased to 8.4% in 2003, from 12.7% in 2002. The decrease on both a dollar basis and as a percentage of total revenue was primarily due to changes in our payment for order flow policy over the prior two years, partially offset by increased volumes.

Communications and data processing expense decreased 11.0% to $31.5 million in 2003, from $35.4 million in 2002. This decrease was generally attributable to a decrease in headcount and related technology costs as well as the reduction in our European operations.

Depreciation and amortization expense decreased 21.5% to $28.3 million in 2003, from $36.1 million in 2002. This decrease was primarily due to the write-off of fixed assets over the past two years as well as assets fully depreciating in the normal course of business, offset, in part, by the purchases of additional fixed assets during 2003.

Occupancy and equipment rentals expense decreased 22.1% to $18.3 million in 2003, from $23.6 million in 2002. This decrease was primarily attributable to the lease loss accruals recorded in 2002 and 2003 related to our excess real estate capacity, primarily in Jersey City, NJ. We currently have 266,000 square feet of unoccupied office space in Jersey City.

Professional fees decreased 32.5% to $11.6 million in 2003, from $17.1 million in 2002. The decrease in 2003 was primarily due to the payment in 2002 of a one-time asset management consulting fee related to the retirement of Deephaven's CEO as of the end of 2001.

Business development expense increased 1.9%, while Other expenses decreased 16.1%. The primary reasons for the changes were higher advertising, travel and entertainment costs, consistent with our business growth in the past year, coupled with a decrease in other administrative costs.

There were no International charges from continuing operations during 2003. International charges from continuing operations were $32.1 million in 2002, primarily related to the closure of our European market-making operations. The international charges from continuing operations incurred in 2002 included $13.1 million related to the writedown of our investment in Nasdaq Europe, $7.4 million related to the writedown of fixed assets that are no longer actively used, $6.4 million related to contract settlements and terminations, $4.2 million related to the costs associated with excess real estate capacity and $900,000 of other charges.

During 2003, charges of $46.9 million were incurred related to our domestic businesses, compared to charges of $16.2 million in 2002. The charges in 2003 consist of $29.6 million related to the impairment of intangible assets (representing our options trading posts) in our Derivative Markets business segment, $10.3 million of lease loss accruals related to the costs associated with our excess real estate capacity, primarily in Jersey City, NJ, $6.8 million related to the writedown of our strategic investment in Nasdaq to fair value and $260,000 related to the writedown of fixed assets that are no longer actively used. The charges incurred in 2002 consist of $8.9 million of a lease loss accrual related to the costs associated with our excess real estate capacity, $3.6 million related to the writedown of fixed assets that are no longer actively used, $3.0 million related to the writedown of impaired strategic investments to fair value and $700,000 related to a writedown of option exchange seats to fair value.

Our effective income tax rates, from continuing operations, of 39.2% and 33.7% for 2003 and 2002, respectively, differ from the federal statutory income tax rate of 35% due primarily to state income taxes and, for 2002, non-deductible foreign losses.

YEARS ENDED DECEMBER 31, 2002 AND 2001

Revenues

Net trading revenue from Equity Markets decreased 29.2% to $305.8 million in 2002, from $432.2 million in 2001. Equity trading revenues are almost entirely comprised of revenues from U.S. equity trading and market making. This decrease in equity trading revenue was primarily due to an 8.4% decrease in U.S. equity dollar value traded in 2002 as compared to 2001, and a 24.4% decrease in average revenue capture per U.S. equity dollar value traded. Average revenue capture per U.S. equity dollar value traded was adversely impacted by a reduction in spreads due to decimalization and the resulting one-penny minimum price spread.

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	Change	% of Change
Equity Markets net trading revenues (millions)	$ 305.8	$ 432.2	$(126.4)	(29.2%)
U.S. equity dollar value traded (billions)	1,149.5	1,254.2	(104.7)	(8.4%)
U.S. equity shares traded* (billions)	202.0	135.0	67.0	49.6%
U.S. equity trades executed (millions)	126.7	117.3	9.4	8.0%
Average revenue capture per U.S. equity dollar value traded ($) (bps)	2.62	3.46	(0.85)	(24.4%)
Average revenue capture per U.S. equity share ($) (mils)	1.49	3.22	(1.73)	(53.7%)

* Includes 107.4 billion and 64.4 billion of OTC Bulletin Board and Pink Sheet shares for 2002 and 2001, respectively.

Net trading revenue from Derivative Markets decreased 6.9% to $120.1 million in 2002, from $128.9 million in 2001. The decrease was primarily due to a 33.3% decrease in average revenue capture per contract, offset in part, by a 33.2% increase in U.S. option contract volume. Our U.S. option contract volume was positively impacted by Knight Financial Products LLC's ("KFP") purchases of additional exchange posts during 2001 and 2002, which increased our overall options market-making coverage but was offset, in part, by the delisting of a number of option classes with limited volumes.

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	Change	% of Change
Derivative Markets net trading revenues (millions)	$120.1	$128.9	$ (8.8)	(6.9%)
U.S. option contracts (millions)	49.9	37.4	12.4	33.2%
Average revenue capture per U.S. option contract ($)	2.41	3.62	(1.20)	(33.3%)

Commissions and fees decreased 13.1% to $43.0 million in 2002, from $49.5 million in 2001. This decrease is primarily due to lower commission-based volumes and lower commission rates in our options order routing activities. Additionally, there was a decrease in the fees we receive for providing certain information to market data providers.

Asset management fees decreased 6.1% to $34.5 million in 2002 from $36.8 million in 2001. The decrease in fees was primarily due to a decrease in average fund returns to the investor from 11.5% in 2001 to 7.8% in 2002. The decrease was offset, in part, by the increase in the average amount of funds under management throughout the year in the Deephaven Funds. The average month-end balance of funds under management increased to approximately $1.24 billion during 2002, from an average of approximately $1.03 billion in 2001.

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	Change	% of Change
Asset management fees (millions)	$ 34.5	$ 36.8	$ (2.2)	(6.1%)
Average month-end balance of assets under management (millions)	1,239.0	1,029.1	209.9	20.4%
Annual Fund return to investors*	7.8%	11.5%	(3.7%)	(32.2%)

* Return represents average return across all assets under management in the Deephaven Funds

Interest and dividends income, net of interest expense, decreased 76.4% to $5.9 million in 2002, from $24.9 million in 2001. This decrease was primarily due to lower cash balances held at banks and at our clearing brokers, changes in the composition of our market-making positions as well as lower interest rates.

Investment income and other income increased 48.0% to $14.4 million in 2002, from $9.7 million in 2001. This increase was primarily due to earnings related to our investment in the Deephaven Funds, which increased to $10.1 million in 2002, from $5.0 million in 2001. The increased earnings were primarily related to the increase in our investment in the Deephaven Funds. The Company's average month-end balance invested in the Deephaven Funds increased to $128.9 million during 2002, up from $41.1 million during 2001.

Expenses

Employee compensation and benefits expense decreased 11.9% to $217.3 million in 2002, from $246.7 million in 2001. The decrease was primarily due to lower headcount and lower incentive compensation as a result of a decrease in gross trading profits and margins, offset in part by increased severance costs. Due to a decrease in revenues and our profitability, employee headcount was reduced during 2001 and 2002. Our number of full-time employees decreased to 1,027 at December 31, 2002, from 1,307 full-time employees at December 31, 2001. In connection with these headcount reductions, we incurred severance costs of $10.2 million in 2002, up from $5.9 million for 2001.

Execution and clearance fees increased 2.5% to $120.5 million in 2002, from $117.5 million in 2001. Execution and clearance fees increased due to the increase in U.S. options contracts and U.S. equity trades executed as well as increased costs related to executing orders through ECNs. The increase in execution and clearance fees was partially offset as a result of the reduction in clearing rates in our U.S. equities market-making businesses in 2001 and the closure of European equities market making in 2002.

Payments for order flow decreased 18.8% to $66.6 million in 2002, from $81.9 million in 2001. The decrease was primarily due to changes in our payment for order flow policy initiated in 2001 and 2002, partially offset by increased volumes for U.S. equity shares traded and U.S. options contracts executed.

Communications and data processing expense decreased 26.5% to $35.4 million in 2002, from $48.2 million in 2001. This decrease was generally attributable to a decrease in headcount and related technology costs as well as the reduction in our European operations.

Depreciation and amortization expense decreased 12.9% to $36.1 million in 2002, from $41.4 million in 2001. This decrease was primarily due to the adoption of SFAS No. 142 and the write-off of $11.0 million of fixed assets. The adoption of this statement decreased amortization expense by approximately $6.8 million in 2002, compared to 2001. Additionally, depreciation expense was impacted by both our purchases and writedowns of fixed assets throughout 2002. See Footnote 5 to the Consolidated Financial Statements for further information on our adoption of SFAS No. 142.

Occupancy and equipment rentals expense increased 23.2% to $23.6 million in 2002, from $19.1 million in 2001. This increase was primarily attributable to additional leased office space in Jersey City, NJ. We currently have 266,000 square feet of unoccupied office space in Jersey City.

Professional fees increased 15.0% to $17.1 million in 2002, from $14.9 million in 2001. The increase in 2002 was primarily due to the payment in 2002 of a one-time asset management consulting fee related to the retirement of Deephaven's CEO as of the end of 2001, offset in part by a decrease in technology consulting expenses, and professional fees related to our European business.

Business development and Other expenses decreased 34.5% and 13.3%, respectively. The primary reasons for the decreases were lower travel and entertainment and administrative costs.

International charges from continuing operations were $32.1 million in 2002, primarily related to the closure of our European market-making operations. The international charges from continuing operations incurred in 2002 included $13.1 million related to the writedown of our investment in Nasdaq Europe, $7.4 million related to the writedown of fixed assets that are no longer actively used, $6.4 million related to contract settlements and terminations, $4.2 million related to the costs associated with excess real estate capacity and $900,000 of other charges.

During 2002, charges of $16.2 million were incurred related to our domestic businesses. The charges consist of $8.9 million of a lease loss accrual related to the costs associated with our excess real estate capacity, $3.6 million related to the writedown of fixed assets that are no longer actively used, $3.0 million related to the writedown of impaired strategic investments and $700,000 related to a writedown of exchange seats.

Our effective income tax rates, from continuing operations, of 33.7% and 40.9% for 2002 and 2001, respectively, differ from the federal statutory income tax rate of 35% due primarily to state income taxes, non-deductible foreign losses and the amortization of goodwill in 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RECONCILIATION OF TOTAL GAAP EXPENSES AND PRE-TAX GAAP INCOME TO OPERATING EXPENSES AND PRE-TAX OPERATING EARNINGS, RESPECTIVELY

In an effort to provide additional information regarding the Company's results as determined by generally accepted accounting principles ("GAAP"), the Company also discloses certain non-GAAP information which management believes provides useful information to investors. Within this Annual Report, the Company has disclosed its Operating Expenses and Pre-Tax Operating Earnings to assist the reader in understanding the impact of the international charges and writedown of assets and lease loss accrual on the Company's segmented financial results, thereby facilitating more useful period-to-period comparisons of the Company's businesses. For additional information related to segments, please see Note 19 to the Consolidated Financial Statements included elsewhere in this document.

Total GAAP Expenses to Operating Expenses

FOR THE YEAR ENDED DECEMBER 31, 2003	Domestic Equity Markets	Int'l Equity Markets	Total Equity Markets	Derivative Markets	Asset Mgmt	Total*
in millions						
Total GAAP expenses	$394.1	$15.8	$409.9	$171.4	$31.2	$612.5
Writedown of assets and lease loss accrual	16.5	–	16.5	30.4	–	46.9
Operating Expenses	$377.6	$15.8	$393.4	$141.0	$31.2	$565.6

FOR THE YEAR ENDED DECEMBER 31, 2002	Domestic Equity Markets	Int'l Equity Markets	Total Equity Markets	Derivative Markets	Asset Mgmt	Total*
in millions						
Total GAAP expenses	$361.0	$62.5	$423.5	$147.6	$25.3	$596.4
Writedown of assets and lease loss accrual	15.3	–	15.3	0.7	0.1	16.2
International charges	–	31.2	31.2	0.9	–	32.1
Operating Expenses	$345.7	$31.3	$377.0	$146.0	$25.2	$548.2

FOR THE YEAR ENDED DECEMBER 31, 2001	Domestic Equity Markets	Int'l Equity Markets	Total Equity Markets	Derivative Markets	Asset Mgmt	Total*
in millions						
Total GAAP expenses	$404.0	$56.0	$460.0	$147.1	$17.8	$624.9
Writedown of assets and lease loss accrual	19.0	–	19.0	1.6	–	20.5
Operating Expenses	$385.0	$56.0	$441.0	$145.5	$17.8	$604.4

* Total expenses for 2003, 2002 and 2001 excludes intercompany management fees of $9.3 million, $8.8 million and $5.4 million, respectively.

Pre-Tax GAAP Income to Pre-Tax Operating Earnings

FOR THE YEAR ENDED DECEMBER 31, 2003	Domestic Equity Markets	Int'l Equity Markets	Total Equity Markets	Derivative Markets	Asset Mgmt	Total
in millions						
Pre-Tax GAAP Income	$ 42.3	$ (2.5)	$ 39.7	$(24.0)	$51.2	$ 66.9
Writedown of assets and lease loss accrual	16.5	–	16.5	30.4	–	46.9
Pre-Tax Operating Earnings	$ 58.8	$ (2.5)	$ 56.2	$ 6.4	$51.2	$113.8

FOR THE YEAR ENDED DECEMBER 31, 2002	Domestic Equity Markets	Int'l Equity Markets	Total Equity Markets	Derivative Markets	Asset Mgmt	Total
in millions						
Pre-Tax GAAP Income	$(26.5)	$(51.9)	$(78.4)	$ (7.8)	$22.3	$ (63.9)
Writedown of assets and lease loss accrual	15.3	–	15.3	0.7	0.1	16.2
International charges	–	31.2	31.2	0.9	–	32.1
Pre-Tax Operating Earnings	$(11.2)	$(20.7)	$(31.9)	$ (6.2)	$22.4	$ (15.7)

FOR THE YEAR ENDED DECEMBER 31, 2001	Domestic Equity Markets	Int'l Equity Markets	Total Equity Markets	Derivative Markets	Asset Mgmt	Total
in millions						
Pre-Tax GAAP Income	$ 75.1	$(50.7)	$ 24.4	$ 12.7	$25.1	$ 62.2
Writedown of assets and lease loss accrual	19.0	–	19.0	1.6	–	20.5
International charges	–	–	–	–	–	–
Pre-Tax Operating Earnings	$ 94.1	$(50.7)	$ 43.4	$ 14.3	$25.1	$ 82.8

LIQUIDITY

Historically, we have financed our business primarily through cash generated by operations, as well as the proceeds from our stock issuances. As of December 31, 2003, we had $4.0 billion in assets, 90% of which consisted of cash or assets readily convertible into cash, principally receivables from brokers and dealers and securities owned. Receivables from brokers and dealers include interest bearing cash balances held with clearing brokers, including, or net of, amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities that trade in Nasdaq, on the OTC Bulletin Board and on the NYSE and AMEX markets and listed options contracts that trade on national exchanges. At December 31, 2003, the Company had net current assets, which consists of net assets readily convertible into cash, of approximately $389.4 million.

Additionally, our investment in the Deephaven Funds was $201.1 million at December 31, 2003. This investment can be liquidated upon request subject to a ninety-day written notification period and monthly redemption limits, or immediately by invoking our rights as the general partner of the Deephaven Funds.

Income/(loss) before income taxes, minority interest and discontinued operations was $66.9 million, ($63.9 million) and $62.2 million for 2003, 2002 and 2001, respectively. Included in these balances were certain non-cash expenses such as depreciation and amortization and certain non-cash writedowns. Depreciation expense was $25.6 million, $33.6 million and $32.5 million in 2003, 2002 and 2001, respectively. Amortization expense, which related to intangible assets and, prior to 2002, goodwill, was $2.7 million, $2.5 million and $8.9 million during 2003, 2002 and 2001, respectively. Non-cash writedowns consisted of $36.6 million, $29.0 million and $12.3 million during 2003, 2002 and 2001, respectively, primarily related to intangible asset impairment charges, costs associated with excess real estate capacity, fixed assets no longer actively being used and impaired strategic investments.

Purchases, net of proceeds, from strategic investments and acquisitions were $14.0 million, $1.7 million and $15.7 million during 2003, 2002 and 2001, respectively. Strategic investments and acquisition expenditures primarily relate to outside investments and acquisitions of businesses and option specialist posts in support of the development and growth of our business. We increased our investment in the Deephaven Funds by $47.3 million, $102.9 million and $38.3 million during 2003, 2002 and 2001, respectively. Additionally, on January 1, 2004, we invested an additional $25.0 million in the Deephaven Funds and an additional $16.5 million related to employee deferred compensation plans.

Capital expenditures were $11.1 million, $16.3 million and $50.2 million during 2003, 2002 and 2001, respectively. Capital expenditures primarily relate to the purchase of data processing and communications equipment, capitalized software and leasehold improvements. In acquiring fixed assets, particularly technology equipment, we make a decision about whether to lease such equipment or purchase it outright based on a number of factors including its estimated useful life, obsolescence and cost. We anticipate moving our Jersey City, NJ offices into our leased office space at 545 Washington Blvd. in the next 12 to 18 months. Currently, we estimate that we will spend approximately $40 million related to this move, the majority of which will be for leasehold improvements that will be amortized over the remaining life of the lease.

At its May 12, 2003 meeting, the Board of Directors authorized an additional increase in the size of the Company's stock repurchase program from $70 million to $95 million. The Company repurchased 6,355,300 shares during 2003 for a total cost of $33.5 million. Included in the 2003 activity were open market purchases, as well as a privately negotiated block transaction for 4,775,000 shares that was effected with a dealer on behalf of Ameritrade Holding Corporation. Through December 31, 2003, under the Company's previously announced $95 million stock repurchase program, the Company had repurchased 14,315,200 shares for $74.6 million. The Company may repurchase shares in the open market or through privately negotiated transactions, depending on prevailing market conditions, alternative use of capital and other factors. The Company cautions that there are no assurances that any further repurchases may actually occur. Knight Trading Group had approximately 115.1 million shares of common stock outstanding as of December 31, 2003.

As registered broker-dealers, Knight Equity Markets, L.P. ("KEM"), Knight Capital Markets LLC ("KCM"), Knight Financial Products LLC ("KFP") and Knight Execution Partners LLC ("KEP") are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120.0% of its required minimum capital. Moreover, broker-dealers, including KEM, KCM, KFP and KEP, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30.0% or more of its excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. At December 31, 2003, KEM had net capital of $177.8 million, which was $170.1 million in excess of its minimum net capital requirement of $7.7 million, KCM had net capital of $37.6 million which was $35.8 million in excess of its minimum net capital requirement of $1.8 million, KFP had net capital of $24.6 million which was $24.3 million in excess of its minimum net capital requirement of $250,000 and KEP had net capital of $4.5 million which was $4.0 million in excess of its minimum net capital requirement of $450,000. Additionally, Knight Securities International Ltd. ("KSIL") is subject to capital adequacy requirements of the Financial Services Authority in the United Kingdom. KSIL had net capital of $6.5 million, which was $1.8 million in excess of its minimum net capital requirement of $4.6 million.

We have no long-term debt at December 31, 2003 nor do we currently have any debt commitments for 2004. We do not anticipate that we will need to incur long-term debt to meet our 2004 capital expenditure and operating needs. We currently anticipate that available cash resources and credit facilities will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

Contractual Obligations

In connection with its operating activities, the Company enters into certain contractual obligations. The Company's future cash payments associated with its contractual obligations pursuant to its operating leases and guaranteed employment contracts longer than one year as of December 31, 2003 are summarized below:

PAYMENTS DUE IN	2004	2005-2006	2007-2008	2009-Thereafter	Total
Operating Lease Obligations[1]	$17,453,838	$24,402,519	$18,070,599	$114,541,100	$174,468,056
Other Obligations[1]	22,579,793	29,410,000	830,000	–	52,819,793
Total	$40,033,631	$53,812,519	$18,900,599	$114,541,100	$227,287,849

(1) See Note 12 to the Consolidated Financial Statements

Off-Balance Sheet Arrangements

As of December 31, 2003, we did not have any off-balance sheet arrangements, as defined in Item 303 (a) (4) (ii) of SEC Regulation S-K.

Effects of Inflation

Because the majority of the Company's assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect the Company's expenses, such as employee compensation, office leasing costs and communications expenses, which may not be readily recoverable in the prices of the services offered by the Company. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect the Company's financial position and results of operations.

Discontinued Operations

Due to changes in market structure, the withdrawal of Nasdaq Japan, poor market conditions and limited market-making opportunities in Japan, KSJ's original business plan was significantly impaired and its operations ceased on May 2, 2003. After the cessation of trading, the Company and its partner, Nikko Cordial Group, liquidated KSJ. The losses, net of tax, included in Loss from discontinued operations on the Consolidated Statements of Operations were approximately $2.1 million, $5.9 million and $4.7 million for the years ended 2003, 2002 and 2001, respectively.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. We believe that, of our significant accounting policies, the following policies involve a higher degree of judgment.

Lease Loss Accrual It is the Company's policy to identify excess real estate capacity and where applicable, accrue against such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities* (which requires the accrual of future costs to be made using a discounted cash flow analysis for lease losses initiated after such date), and costs related to the excess capacity are accrued. The effect of applying these new provisions to our current lease losses accounted for under a nominal cash flow analysis would not be material. During 2003, we incurred $10.3 million of lease loss expense that is included on the Consolidated Statements of Operations in the Writedown of assets and lease loss accrual line item. The majority of this amount is related to our lease at 545 Washington Boulevard in Jersey City, New Jersey, of approximately 266,000 square feet, all of which is currently unoccupied. The Company engaged a real estate broker in order to sub-lease approximately 78,000 square feet based on an assessment of our real estate needs. In accordance with SFAS No. 13 *Accounting for Leases*, the Company recorded a lease loss accrual of $9.6 million in 2003 related to this sub-lease. The accrual at December 31, 2003 was derived from assumptions and estimates based on lease terms of the anticipated sub-lease agreement, which assumed a sub-lease would have commenced in the middle of 2005, anticipated market prices along the Jersey City waterfront and estimated up-front costs, including broker fees and build out allowances. We continually monitor the market and space to assess the reasonableness of our applicable assumptions.

Impairment of Goodwill and Intangible Assets The useful lives of goodwill and intangible assets are determined upon acquisition. Intangible assets are amortized over their respective lives. Goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis.

- Our goodwill of $21.1 million is related to the purchase of our listed equities market maker, KCM, our order routing business of KEP and the business of Donaldson. During our annual tests for impairment done in 2003, it was determined that these assets were not impaired. As part of our test for impairment, we considered the profitability of the applicable reporting unit, an assessment of fair value of the reporting unit based on various valuation methodologies, as well as the overall market value of the Company, compared to the Company's book value. We determined that no impairment charge was necessary.

- Our intangible assets balance of $14.7 million is attributable to both our Equity Markets business segment and our Derivative Markets business segment. Included in our Equity Markets business segment is $12.0 million related to our acquisition of the business of Donaldson. These assets are being amortized over their useful lives, which have been determined to range from five to thirty years. Included in our Derivative Markets business segment is $2.7 million related to our trading rights and trading posts on various options exchanges. During our annual tests for impairment done in 2003, it was determined that the intangible assets were permanently impaired. Consequently, the intangible assets relating to our trading rights and trading posts on various options exchanges were written down to fair value, resulting in a $29.5 million impairment charge. The carrying value of the residual intangible assets continues to be amortized over their remaining useful lives, the majority of which are within one year, with the remainder of up to fourteen years.

Strategic Investments Strategic Investments include ownership interests of less than 20% in financial services-related businesses, which are accounted for under the equity method or at fair value. The equity method of accounting is used for investments in limited partnerships and limited liability corporations. The fair value of other investments, for which a quoted market or dealer price is not available for the size of our investment, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term. The valuations of strategic investments, which include our investment in Nasdaq and the ISE, are reviewed on an ongoing basis. In accordance with this policy, in the first quarter of 2003, the Company wrote down its investment in Nasdaq by $6.8 million.

Market-Making Activities Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC stocks and listed options contracts, are carried at market value and are recorded on a trade date basis. Market value is estimated daily using market quotations available from major securities exchanges and dealers.

Asset Management Fees The Company earns asset management fees for sponsoring and managing the Deephaven Funds. Such fees are recorded monthly as earned and are calculated as a percentage of the Deephaven Funds' monthly net assets, plus a percentage of a new high net asset value (the "Incentive Allocation Fee"), as defined, for any six month period ended June 30th or December 31st. A new high net asset value is defined as the amount by which the net asset value of the Deephaven Funds exceeds the greater of either the highest previous net asset value in the Deephaven Funds, or the net asset value at the time each investor made his purchase. If the Deephaven Funds recognize a loss in the second half of a calendar year, the Incentive Allocation Fee is recalculated on an annual rather than a semi-annual basis.

Writedown of Fixed Assets Writedowns of fixed assets are recognized when it is determined that the fixed assets are no longer actively used and are determined to be impaired. The amount of the impairment is determined by the difference between the carrying amount and the fair value of the fixed asset. In determining the impairment, an estimated fair value is obtained through research and inquiry of the market. Fixed assets are reviewed for impairment on a quarterly basis.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement establishes new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to a business combination. Under the new standards, goodwill and certain intangible assets with an indefinite useful life will no longer be amortized and are tested for impairment at least annually. Other intangible assets continue to be amortized over their useful lives. The useful lives and any impairment of other intangible assets will also be tested at least annually. We adopted the provisions of

SFAS No. 142 effective January 1, 2002. See Note 5 to the Consolidated Financial Statements included in this document to see the impact that the adoption of this statement had on our operations.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement establishes standards for financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted the provisions of SFAS No. 143 effective January 1, 2002. The adoption of this statement did not have a material impact on our financial statements.

In August 2001, the FASB issued SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supersedes SFAS No. 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*. SFAS No. 144 establishes a single model for accounting for the impairment or disposal of long-lived assets. We adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this statement did not have a material impact on our financial statements.

In June 2002, the FASB issued SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities*. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. We adopted the provisions of SFAS No. 146 effective January 1, 2003. The adoption of this statement did not have a material impact on our financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45") *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity's product warranty liabilities. We adopted the disclosure provisions of FIN 45 effective December 31, 2002.

In December 2002, the FASB issued SFAS No. 148 *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123*. This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS No. 148 effective December 31, 2002, and continue to follow APB 25. The adoption of this statement did not have a material impact on our financial statements.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-03, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities*. EITF Issue No. 02-03 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. We adopted the provisions of this statement effective November 1, 2002. The adoption of this statement had no effect on our financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. FIN No. 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Prior to FIN No. 46, VIEs were commonly referred to as SPEs. In October 2003, the FASB deferred the effective date of FIN No. 46 for pre-existing VIEs to no later than February 2004. In December 2003, the FASB issued a revision to FIN No. 46 (FIN No. 46-R), which incorporated the October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. As the Company does not have any VIEs, the adoption of this statement will not have an effect on our financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement was effective for derivative contracts entered into after June 30, 2003. The adoption of this Statement did not have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150 *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 were effective immediately for financial instruments entered into or modified after May 31, 2003 and applied to all financial instruments at the beginning of the third quarter of 2003. The adoption of this Statement did not have an effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market-making and trading activities expose our capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility and changes in liquidity, over which we have virtually no control.

For working capital purposes, we invest in money market funds, commercial paper, government securities or maintain interest-bearing balances in our trading accounts with clearing brokers, which are classified as cash and cash equivalents and receivable from brokers and dealers, respectively, in the Consolidated Statements of Financial Condition. These other amounts do not have maturity dates or present a material market risk, as the balances are short-term in nature and subject to daily repricing. Our cash and cash equivalents held in foreign currencies are subject to the exposure of foreign currency fluctuations. These balances are monitored daily, and are not material to the Company's overall cash position.

EQUITY MARKETS

We employ automated proprietary trading and position management systems that provide real-time, on-line position management and inventory control. We monitor our risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by senior management on a real-time basis as are individual and aggregate dollar and inventory position totals and real-time profits and losses. The management of trading positions is enhanced by review of mark-to-market valuations and position summaries on a daily basis.

In the normal course of our equities market-making business, we maintain inventories of exchange-listed and OTC equity securities. The fair value of these securities at December 31, 2003 and 2002 was $190.1 million and $130.5 million, respectively, in long positions and $173.1 million and $84.7 million, respectively, in short positions. The potential change in fair value, using a hypothetical 10.0% decline in prices, is estimated to be a $1.7 million loss and a $4.6 million loss as of December 31, 2003 and 2002, respectively, due to the offset of losses in long positions with gains in short positions. The following table illustrates, for the period indicated, our average, highest and lowest month-end inventory at market value (based on both the aggregate and the net of the long and short positions of trading securities from our OTC and listed market making business).

	2003		2002		2001	
	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions
Average month-end	**$336,367,388**	**$ 9,116,389**	$257,749,150	$16,268,792	$263,363,432	$ 15,983,285
Highest month-end	**485,119,085**	**32,443,199**	374,524,547	45,952,708	518,042,400	70,961,224
Lowest month-end	**200,248,569**	**(32,124,131)**	211,934,738	2,377,376	200,780,312	(41,878,074)

DERIVATIVE MARKETS

We maintain inventories of options, futures and equities. Our main exposure is from equity price and volatility risk. We manage these exposures by constantly monitoring and diversifying our exposures and position sizes and establishing offsetting hedges. Our market making staff and trading room managers continuously manage our positions and our risk exposures. Our systems incorporate trades and update our risk profile using options pricing models on a real-time basis.

Our proprietary options risk management system allows us to stress test our portfolio on a real-time basis. On a daily basis, risk reports are distributed to senior management and the firm's risk managers who incorporate this information in our market-making decisions. These reports identify potential exposures with respect to options and futures on individual securities and index contracts, organized in different ways such as industry sectors, under extreme price and volatility movements. At December 31, 2003, 10% movements in volatility and stock prices on our entire equity options and equity index options portfolios, which contain the majority of our market risk, would have resulted in approximately the following gains (losses) in our options market making portfolio:

CHANGE IN STOCK PRICES	-10%	None	+10%
Change in Volatility			
+10%	$8.8 million	$2.0 million	$3.6 million
None	7.4 million	–	2.5 million
-10%	6.2 million	(2.4 million)	1.1 million

This stress analysis covers positions in options and futures, underlying securities and related hedges. The 10% changes in stock prices and volatility in the charts above make the assumption of a universal 10% movement in all of our underlying positions. The analysis also includes a number of estimates that we believe to be reasonable, however, we cannot assure that they will produce an accurate measure of future risk.

ASSET MANAGEMENT

As of December 31, 2003, we had $201.1 million invested in the Deephaven Funds, which are managed by Deephaven. The general objective of "market neutral" strategies is to capture mispricings or spreads between related capital instruments. Within the Market Neutral Fund, Deephaven employs a variety of market neutral investment strategies, including convertible arbitrage, event/risk arbitrage, relative value equity, distressed debt and private placements in public companies. Because the basis of the Deephaven Funds' strategy is capturing mispricings or spreads between related instruments, rather than attempting to predict or follow absolute price movements, the performance of the Deephaven Funds is expected to be substantially non-correlated with the general debt and equity markets, as well as with a number of other non-traditional investment strategies. However, there will be unhedged credit risk in the convertible arbitrage portfolio and that part of the portfolio will have some correlation to credit spreads. "Market neutral" trading involves substantial risks. Disruptions in historical pricing relationships can result in significant losses. The Deephaven Funds also utilize leverage, to the extent available and deemed by Deephaven to be consistent with the Funds' risk/reward objectives, in an attempt to increase returns while maintaining strict risk controls.

Similar to our Equity and Derivative Markets segments, the Deephaven Funds employ automated proprietary trading and position management systems that provide position management and inventory control. We monitor our risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by senior management and a risk control function, as are individual and aggregate dollar and inventory position totals and profits and losses by strategy. There can be no assurances that the Deephaven Funds' strategy will be successful in achieving either its risk control or its profit objectives.

Consolidated Quarterly Results (Unaudited)

The following table sets forth certain unaudited consolidated quarterly statement of operations data and certain unaudited consolidated quarterly operating data for 2003 and 2002, respectively. In the opinion of our management, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this annual report and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this annual report. The results of any quarter are not necessarily indicative of results for any future period.

in thousands	2003				2002			
QUARTER ENDED*	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Revenues								
Net trading revenue	$144,076	$146,915	$129,278	$ 91,100	$107,092	$ 97,997	$109,529	$111,259
Commissions and fees	26,450	14,259	14,578	11,781	11,168	10,219	10,421	11,208
Asset management fees	20,917	12,994	9,766	14,226	14,479	6,053	6,848	7,130
Interest and dividends, net	(742)	341	1,237	1,770	1,619	1,654	1,017	1,587
Investment income and other	11,067	8,038	4,524	7,458	7,239	3,826	2,239	1,076
Total revenues	201,768	182,547	159,383	126,336	141,596	119,750	130,054	132,261
Expenses								
Employee compensation and benefits	69,411	71,800	61,441	54,018	55,284	47,450	56,623	57,916
Execution and clearance fees	41,542	31,225	30,664	29,241	32,337	30,293	29,140	28,696
Payments for order flow	17,612	14,529	12,857	11,557	16,014	14,514	17,038	19,005
Communications and data processing	7,526	7,280	8,003	8,734	7,802	8,062	9,235	10,340
Depreciation and amortization	6,155	6,656	7,395	8,116	8,636	8,772	9,300	9,358
Occupancy and equipment rentals	4,554	4,448	4,902	4,436	4,845	5,250	6,568	6,893
Professional fees	2,128	1,850	3,783	3,792	3,717	3,574	3,150	6,669
Business development	2,326	1,456	1,881	1,950	1,825	1,305	3,184	1,154
International charges	–	–	–	–	3,691	–	27,646	750
Writedown of assets and lease loss accrual	29,521	–	–	17,412	5,704	1,396	4,862	4,199
Other	4,667	3,548	2,046	2,665	5,910	2,898	2,807	3,789
Total expenses	185,442	142,792	132,973	141,920	145,765	123,515	169,552	148,769
Income (loss) before income taxes, minority interest and discontinued operations	16,326	39,756	26,410	(15,584)	(4,168)	(3,765)	(39,497)	(16,508)
Income tax expense (benefit)	6,359	16,153	10,551	(6,805)	(1,698)	(1,806)	(12,626)	(5,387)
Income (loss) before minority interest and discontinued operations	9,967	23,603	15,859	(8,779)	(2,470)	(1,959)	(26,871)	(11,120)
Minority interest in losses of consolidated subsidiaries	–	–	–	–	–	–	3,818	1,283
Income (loss) from continuing operations	9,967	23,603	15,859	(8,779)	(2,470)	(1,959)	(23,053)	(9,837)
Loss from discontinued operations, net of tax	–	–	(1,068)	(1,056)	(1,118)	(1,472)	(474)	(2,858)
Net income (loss)	$ 9,967	$ 23,603	$ 14,791	$ (9,835)	$ (3,589)	$ (3,431)	$ (23,527)	$ (12,695)
Other Operating Data								
Total U.S. equity shares traded (in billions)	172.7	118.9	84.1	66.4	63.2	51.5	46.2	41.1
Total U.S. equity trades executed (millions)	52.0	47.6	46.9	34.2	37.7	31.1	29.1	28.8
Total U.S. equity dollar value traded (in billions)	$ 469.9	$ 416.5	$ 381.3	$ 271.6	$ 302.0	$ 268.5	$ 281.4	$ 297.6
Average daily U.S. equity trades	812.5	744.5	744.8	560.2	588.3	486.1	455.4	479.9
Total U.S. option contracts executed (millions)	17.3	17.1	16.0	12.9	12.9	13.5	12.2	11.3

* Certain prior quarter amounts have been reclassified to conform to current year presentation.

Consolidated Statements of Financial Condition

DECEMBER 31,	2003	2002
Assets		
Cash and cash equivalents	$ 262,200,309	$ 316,722,259
Securities owned, held at clearing brokers, at market value	3,025,120,511	1,984,500,084
Receivable from brokers and dealers	269,815,897	480,203,140
Investment in Deephaven sponsored funds	201,060,882	153,790,799
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $113,517,988 in 2003 and $92,584,450 in 2002	37,557,829	58,066,695
Strategic investments	20,516,876	24,715,110
Intangible assets, less accumulated amortization of $8,085,594 in 2003 and $5,388,342 in 2002	14,696,175	34,852,535
Goodwill	21,109,518	17,536,945
Other assets	105,740,511	101,488,739
Total assets	$3,957,818,508	$3,171,876,306
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased, at market value	$2,658,090,718	$2,254,900,355
Payable to brokers and dealers	313,744,175	35,271,654
Accrued compensation expense	116,668,586	60,525,247
Accounts payable, accrued expenses and other liabilities	79,183,251	52,753,720
Total liabilities	3,167,686,730	2,403,450,976
Minority interest in consolidated subsidiaries	–	12,009,561
Commitments and contingent liabilities (Notes 12 and 17)		
Stockholders' equity		
Class A Common Stock, $0.01 par value, 500,000,000 shares authorized; 128,187,060 shares issued and 115,110,555 shares outstanding at December 31, 2003 and 124,705,287 shares issued and 117,857,820 shares outstanding at December 31, 2002	1,281,871	1,247,053
Additional paid-in capital	370,897,405	340,211,426
Retained earnings	499,056,756	460,541,000
Treasury stock, at cost; 13,076,505 shares at December 31, 2003 and 6,847,467 shares at December 31, 2002	(68,795,258)	(35,423,292)
Unamortized stock-based compensation	(12,308,996)	(6,791,533)
Accumulated other comprehensive income (loss) – foreign currency translation adjustments, net of tax and minority interest	–	(3,368,885)
Total stockholders' equity	790,131,778	756,415,769
Total liabilities and stockholders' equity	$3,957,818,508	$3,171,876,306

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
Revenues			
Net trading revenue	**$511,369,370**	$425,877,457	$560,836,939
Commissions and fees	**67,068,838**	43,031,888	49,519,399
Asset management fees	**57,903,057**	34,510,111	36,756,865
Interest and dividends, net	**2,606,318**	5,877,206	24,902,391
Investment income and other	**31,087,137**	14,361,389	9,700,823
Total revenues	**670,034,720**	523,658,051	681,716,417
Expenses			
Employee compensation and benefits	**256,670,370**	217,272,728	246,704,617
Execution and clearance fees	**132,671,886**	120,464,784	117,491,572
Payments for order flow	**56,555,059**	66,571,771	81,941,538
Communications and data processing	**31,543,549**	35,439,536	48,223,220
Depreciation and amortization	**28,321,718**	36,065,511	41,409,885
Occupancy and equipment rentals	**18,340,281**	23,556,097	19,116,962
Professional fees	**11,552,667**	17,111,045	14,880,757
Business development	**7,612,933**	7,467,551	11,394,830
International charges	**–**	32,086,389	–
Writedown of assets and lease loss accrual	**46,933,238**	16,157,360	20,538,653
Other	**12,925,262**	15,403,668	17,766,256
Total expenses	**603,126,963**	587,596,440	619,468,290
Income (loss) before income taxes, minority interest and discontinued operations	**66,907,757**	(63,938,389)	62,248,127
Income tax expense (benefit)	**26,258,340**	(21,518,051)	25,451,284
Income (loss) before minority interest and discontinued operations	**40,649,417**	(42,420,338)	36,796,843
Minority interest in losses of consolidated subsidiaries	**–**	5,100,497	6,476,487
Income (loss) from continuing operations	**40,649,417**	(37,319,841)	43,273,330
Loss from discontinued operations, net of tax	**2,124,297**	5,921,823	4,747,763
Net income (loss)	**$ 38,525,120**	$ (43,241,664)	$ 38,525,567
Basic earnings per share from continuing operations	**$ 0.36**	$ (0.31)	$ 0.35
Diluted earnings per share from continuing operations	**$ 0.35**	$ (0.31)	$ 0.34
Basic and diluted earnings per share from discontinued operations	**$ (0.02)**	$ (0.05)	$ (0.04)
Basic earnings per share	**$ 0.34**	$ (0.36)	$ 0.31
Diluted earnings per share	**$ 0.33**	$ (0.36)	$ 0.31
Shares used in basic earnings per share	**112,023,419**	120,771,786	123,796,181
Shares used in diluted earnings per share	**117,749,743**	120,771,786	125,758,863

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
Cash flows from operating activities			
Net income (loss)	$ 38,525,120	$ (43,241,664)	$ 38,525,567
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Writedown of assets and lease loss accrual	46,933,238	16,157,360	20,538,652
International charges	–	32,086,389	–
Depreciation and amortization	28,836,659	37,568,925	42,759,165
Deferred income taxes	(14,377,739)	(3,328,967)	(5,013,770)
Income tax benefit on stock awards exercised	7,433,289	98,645	2,612,132
Minority interest in losses of consolidated subsidiaries	(6,925,507)	(6,164,999)	(12,039,406)
Charges related to discontinued operations, net of taxes and minority interest	4,956,953	2,302,828	–
Stock-based compensation	3,682,614	1,977,616	173,599
(Increase) decrease in operating assets			
Securities owned	(1,040,600,636)	(230,017,579)	45,484,174
Receivable from brokers and dealers	216,884,367	337,908,349	(706,056,204)
Other assets	18,345,539	(46,423,303)	1,493,022
Increase (decrease) in operating liabilities			
Securities sold, not yet purchased	403,190,363	215,544,388	612,141,644
Payable to brokers and dealers	278,458,782	(192,255,037)	43,257,213
Accrued compensation expense	53,862,806	(4,596,471)	2,677,073
Accounts payable, accrued expenses and other liabilities	(2,043,097)	(490,267)	(20,293,852)
Net cash provided by operating activities	37,162,751	117,126,213	66,259,009
Cash flows from investing activities			
Purchases of fixed assets and leasehold improvements	(11,131,453)	(16,276,073)	(50,227,601)
Investment in Deephaven sponsored funds	(47,270,082)	(102,871,603)	(38,313,572)
Purchases, net of proceeds, from strategic investments	(2,615,697)	(1,723,809)	(15,728,457)
Purchase of business, net of cash acquired	(11,373,570)	–	–
Net cash used in investing activities	(72,390,802)	(120,871,485)	(104,269,630)
Cash flows from financing activities			
Stock options exercised	15,003,287	411,188	5,647,398
Cost of common stock repurchased	(34,297,186)	(41,237,968)	–
Capital contributions from minority investors	–	–	29,600,000
Net cash (used in) provided by financing activities	(19,293,899)	(40,826,780)	35,247,398
Decrease in cash and cash equivalents	(54,521,950)	(44,572,052)	(2,763,223)
Cash and cash equivalents at beginning of the year	316,722,259	361,294,311	364,057,534
Cash and cash equivalents at end of the year	$ 262,200,309	$ 316,722,259	$ 361,294,311
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 123,893	$ 242,671	$ 15,429
Cash paid for income taxes	$ 21,391,344	$ 12,379,867	$ 33,664,468
Supplemental disclosure of noncash investing activities			
Goodwill	$ 869,583		
Intangible assets	11,300,000		
Other assets	5,714,261		
Receivable from brokers and dealers	6,497,124		
Accrued compensation expense	(2,280,533)		
Other net liabilities	(10,726,865)		
Cash paid for purchase of business, net of cash acquired	$ 11,373,570		

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003	Class A Common Stock		Treasury Stock	
	Shares	Amount	Shares	Amount
Balance, January 1, 2001	123,290,780	$1,232,908	–	$ –
Net Income	–	–	–	–
Translation adjustment arising during period, net of taxes	–	–	–	–
Total comprehensive income				
Stock options exercised	795,550	7,956	–	–
Income tax benefit – stock awards exercised	–	–	–	–
Stock-based compensation	72,240	722	–	–
Capital contributions from minority investors	–	–	–	–
Balance, December 31, 2001	124,158,570	1,241,586	–	–
Net Loss	–	–	–	–
Translation adjustment arising during period, net of taxes	–	–	–	–
Total comprehensive income				
Common stock repurchased	–	–	(7,975,723)	(41,237,968)
Stock options exercised	57,250	573	–	–
Income tax benefit – stock awards exercised	–	–	–	–
Stock-based compensation	489,467	4,894	1,128,256	5,814,676
Change in ownership of minority investors	–	–	–	–
Balance, December 31, 2002	124,705,287	1,247,053	(6,847,467)	(35,423,292)
Net Income, less loss on translation adjustment	–	–	–	–
Loss recognized on translation adjustment, net of taxes	–	–	–	–
Total comprehensive income				
Common stock repurchased	–	–	(6,413,521)	(34,297,186)
Stock options exercised	2,598,861	25,989	–	–
Income tax benefit – stock awards exercised	–	–	–	–
Stock-based compensation	882,912	8,829	184,483	925,220
Balance, December 31, 2003	128,187,060	$1,281,871	(13,076,505)	$(68,795,258)

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Retained Earnings	Unamortized Stock-Based Compensation	Other Comprehensive Income	Total
$309,611,248	$465,947,294	$ –	$(2,605,004)	$774,186,446
–	38,525,567	–	–	38,525,567
–	–	–	(3,976,375)	(3,976,375)
				34,549,192
5,639,442	–	–	–	5,647,398
2,612,132	–	–	–	2,612,132
845,640	–	(672,763)	–	173,599
17,087,657	–	–	–	17,087,657
335,796,119	504,472,861	(672,763)	(6,581,379)	834,256,424
–	(43,241,664)	–	–	(43,241,664)
–	–	–	3,212,494	3,212,494
				(40,029,170)
–	–	–	–	(41,237,968)
410,615	–	–	–	411,188
98,645	–	–	–	98,645
2,967,013	(690,197)	(6,118,770)	–	1,977,616
939,034	–	–	–	939,034
340,211,426	460,541,000	(6,791,533)	(3,368,885)	756,415,769
–	41,894,005	–	–	41,894,005
–	(3,368,885)	–	3,368,885	–
				41,894,005
–	–	–	–	(34,297,186)
14,977,298	–	–	–	15,003,287
7,433,289	–	–	–	7,433,289
8,275,392	(9,364)	(5,517,463)	–	3,682,614
$370,897,405	$499,056,756	$(12,308,996)	$ –	$790,131,778

Note 1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Knight Trading Group, Inc. and its subsidiaries (the "Company") operate in Equity Markets, Derivative Markets and Asset Management segments. The Company's business segments are comprised of the following operating subsidiaries:

Equity Markets

- Knight Equity Markets, L.P. ("KEM;" formerly Knight Securities, L.P.) operates as a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded in the Nasdaq stock market and on the OTC Bulletin Board ("OTCBB"). Additionally, in December 2003, KEM acquired the business of Donaldson & Co., Incorporated ("Donaldson"), a firm that offers soft dollar and commission recapture services. KEM is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers ("NASD"), the National Stock Exchange and the Pacific Stock Exchange.

- Knight Capital Markets LLC ("KCM") operates as a market maker in the Nasdaq Intermarket™, the over-the-counter market for New York Stock Exchange ("NYSE") and American Stock Exchange ("AMEX") listed securities. KCM is a broker-dealer registered with the SEC and is a member of the NASD.

- Knight Roundtable Europe Limited ("KREL") owns Knight Securities International, Ltd. ("KSIL"), a U.K. registered broker-dealer that provides agency execution services for European clients in European and U.S. equities. KSIL also provided market-making services in European securities, however, these services were discontinued in 2002. At December 31, 2003, the Company owned an approximate 85% interest in KREL. KSIL is regulated by the Financial Services Authority in the U.K. and is a member of the London Stock Exchange.

- Knight Securities Japan Ltd. ("KSJ") operated as a market maker in Japanese equity securities until it ceased its trading operations and was subsequently liquidated in 2003. The Company owned 60% of KSJ through a joint venture with Nikko Cordial Group. See Footnote 10 "Discontinued Operations" for a further discussion on KSJ.

Derivative Markets

- Knight Financial Products LLC ("KFP") operates as a market maker and specialist in options on individual equities, equity indices and fixed income and commodity futures instruments in the U.S. KFP, through its affiliate Knight Execution Partners LLC ("KEP"), also manages a professional option and equity execution services business. KFP and KEP are broker-dealers registered with the SEC and are members of the Chicago Board Options Exchange, American Stock Exchange, Philadelphia Stock Exchange, Pacific Stock Exchange and the International Securities Exchange ("ISE"). KFP is also a member of the Chicago Board of Trade, the Chicago Mercantile Exchange, the New York Mercantile Exchange and the Philadelphia Board of Trade.

Asset Management

- Deephaven Capital Management LLC ("Deephaven") is the investment manager and sponsor of the Deephaven investment funds (the "Deephaven Funds"). Also included in the segment is the Company's investment in the Deephaven Funds.

Note 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and form of presentation

The accompanying consolidated financial statements include the accounts of the Company and its majority and wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and cash equivalents

Cash and cash equivalents include money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market-making activities

Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC equities and listed options contracts, are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions and related expenses are also recorded on a trade date basis. Payments for order flow represent payments to certain clients for directing their order executions to the Company and payments to institutions in connection with commission recapture programs. The Company's clearing agreements call for payment of or receipt of interest income, net of interest expense for facilitating the settlement and financing of securities transactions.

Asset management fees

The Company earns asset management fees for sponsoring and managing the Deephaven Funds. Such fees are recorded monthly as earned and are calculated as a percentage of the Deephaven Funds' monthly net assets, plus a percentage of a new high net asset value (the "Incentive Allocation Fee"), as defined, for any six month period ended June 30th or December 31st. A new high net asset value is generally defined as the amount by which the net asset value of the Deephaven Funds exceeds the greater of either the highest previous net asset value in the Deephaven Funds, or the net asset value at the time each investor made a purchase. If the Deephaven Funds recognizes a loss in the second half of a calendar year, the Incentive Allocation Fee is recalculated on an annual rather than a semi-annual basis.

Estimated fair value of financial instruments

The Company's securities owned and securities sold, not yet purchased are carried at market value, which is estimated using market quotations available from major securities exchanges, clearing brokers and dealers. Management estimates that the fair values of other financial instruments recognized on the Consolidated Statements of Financial Condition (including receivables, payables and accrued expenses) approximate their carrying values, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Accounting for derivatives

The Company's derivative financial instruments, primarily comprised of listed options and futures, are all held for trading purposes and are carried at market value.

Goodwill and intangible assets

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized over their useful lives.

Strategic investments

Strategic investments include equity ownership interests of less than 20% in financial services-related businesses and are accounted for under the equity method or at fair value. The equity method of accounting is used for investments in limited partnerships and limited liability corporations. The fair value of other investments, for which a quoted market or dealer price is not available for the size of our investment, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term. The valuations of strategic investments are reviewed by management on an ongoing basis.

Minority interest

Minority interest represented minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiaries.

Treasury stock

The Company records its purchases of treasury stock at cost as a separate component of Stockholders' equity. The Company obtains treasury stock through purchases in the open market or through privately negotiated transactions.

Foreign currencies

The functional currency of the Company's consolidated foreign subsidiaries is the U.S. dollar. Assets and liabilities in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Consolidated Statements of Financial Condition. Revenues and expenses are translated at average rates during the periods. Gains or losses resulting from foreign currency transactions are included in Investment income and other on the Company's Consolidated Statements of Operations. Prior to its liquidation, KSJ's functional currency was the Japanese yen. The foreign exchange gains and losses resulting from the translation of the financial statements of KSJ were included within a separate component of Stockholders' equity as of December 31, 2002. As discussed in Note 10 "Discontinued Operations," in the second quarter of 2003, KSJ ceased its operations, and its results, including the effects of translation, are included with Loss from discontinued operations on the Consolidated Statements of Operations.

Depreciation, amortization and occupancy

Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company records rent expense on a straight-line basis over the lives of the leases. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Writedown of fixed assets

Writedowns of fixed assets are recognized when it is determined that the fixed assets are no longer actively used and are determined to be impaired. The amount of the impairment writedown is determined by the difference between the carrying amount and the fair value of the fixed asset. In determining the impairment, an estimated fair value is obtained through research and inquiry of the market. Fixed assets are reviewed for impairment on a quarterly basis.

Lease loss accrual

It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities* (which requires the accrual of future costs to be made using a discounted cash flow analysis for lease losses initiated after such date), and costs related to the excess capacity are accrued.

Income taxes

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets and liabilities are included in Other assets and Accounts payable, accrued expenses and other liabilities, respectively.

Stock-based compensation

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans. As options are granted at the then market value, no compensation expense has been recognized for the fair values of the options granted to employees.

Had compensation expense for the Company's options been determined based on the fair value at the grant dates in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net income and earnings per share amounts for the years ended December 31, 2003, 2002 and 2001 would have been as follows:

	2003	2002	2001
Net income (loss), as reported	**$38,525,120**	$(43,241,664)	$38,525,567
Pro forma compensation expense determined under fair value based method, net of tax	**(9,432,323)**	(12,588,279)	(18,855,487)
Pro forma net income (loss)	**29,092,797**	(55,829,943)	19,670,080
Basic earnings per share, as reported	**0.34**	(0.36)	0.31
Diluted earnings per share, as reported	**0.33**	(0.36)	0.31
Pro forma basic earnings per share	**0.26**	(0.46)	0.16
Pro forma diluted earnings per share	**0.25**	(0.46)	0.16

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Dividend yield	**0.0 %**	0.0%	0.0%
Expected volatility	**65%**	65%	65%
Risk-free interest rate	**3.0%**	3.0%	4.5%
Expected life (in years)	**4**	4	4

The Company records the fair market value of restricted awards on the date of grant as unamortized stock-based compensation in Stockholders' equity and amortizes the balance to compensation expense ratably over the vesting period.

Other

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased are carried at market value and consist of the following:

DECEMBER 31,	2003	2002
Securities owned:		
Equities	$1,934,637,018	$1,024,024,594
Options	1,078,600,859	946,933,768
U.S. government obligations	11,882,634	13,541,722
	$3,025,120,511	$1,984,500,084
Securities sold, not yet purchased:		
Equities	$1,144,381,039	$1,080,415,740
Options	1,513,709,679	1,174,484,615
	$2,658,090,718	$2,254,900,355

Note 4: RECEIVABLE FROM/PAYABLE TO BROKERS AND DEALERS

At December 31, 2003, amounts receivable from and payable to brokers and dealers consist of the following:

DECEMBER 31,	2003	2002
Receivable:		
Clearing brokers	$241,752,880	$476,466,438
Securities failed to deliver	19,533,934	890,399
Other	8,529,083	2,846,303
	$269,815,897	$480,203,140
Payable:		
Clearing brokers	$301,962,160	$ 34,182,937
Securities failed to receive	11,641,366	1,088,717
Other	140,649	–
	$313,744,175	$ 35,271,654

Note 5: GOODWILL AND INTANGIBLE ASSETS

The Company adopted the provisions of SFAS No. 142 *Goodwill and Other Intangible Assets* as of January 1, 2002. This statement established new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to, a business combination. Under the new standards, goodwill and intangible assets with indefinite useful lives are no longer being amortized, but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of our test for impairment, we consider the profitability of the respective segment or reporting unit, an assessment of the fair value of the respective segment or reporting unit as well as the overall market value of the Company compared to its net book value.

In June 2003, we tested for the impairment of goodwill and concluded that there was no impairment. The goodwill balance of $21.1 million at December 31, 2003, consists of $16.7 million related to the Equity Markets segment and $4.4 million related to the Derivative Markets segment. Goodwill is net of accumulated amortization of $22.5 million through December 31, 2001. The following table sets forth reported net earnings and EPS adjusted to exclude goodwill amortization expense recorded in 2001:

YEARS ENDED DECEMBER 31,	2003	2002	2001
Net income (loss), as reported	$38,525,120	$(43,241,664)	$38,525,567
Pro forma amortization expense, net of tax benefit	–	–	3,829,885
Net income (loss), as adjusted	38,525,120	(43,241,664)	42,355,452
EPS, as reported			
Basic	$ 0.34	$ (0.36)	$ 0.31
Diluted	$ 0.33	$ (0.36)	$ 0.31
EPS, as adjusted			
Basic	$ 0.34	$ (0.36)	$ 0.34
Diluted	$ 0.33	$ (0.36)	$ 0.34

At December 31, 2003, the Company had intangible assets, net of accumulated amortization, of $14.7 million. Intangible assets, net of accumulated amortization, of $12.0 million, which resulted from the purchase of the business of Donaldson, primarily represent customer relationships, are included within the Equity Markets business segment. The carrying value of these intangible assets is being amortized over the remaining useful lives, which have been determined to range from five to thirty years.

Intangible assets, net of accumulated amortization, of $2.7 million, which primarily resulted from the purchase of various options related specialists posts, are included within the Derivative Markets business segment. These intangible assets are being amortized over the remaining useful lives, the majority of which are within one year, with the remainder having lives of up to fourteen years.

The Company evaluates the remaining useful lives and evidence of permanent impairment of its intangible assets at least annually. As part of the test for impairment of intangible assets in 2003, it was determined that the fair value of the intangible assets within our Derivative Markets business segment were permanently impaired. Consequently, the intangible assets were written down to fair value, resulting in a $29.5 million impairment charge.

In 2003, the Company recorded amortization expense relating to all of its intangible assets of $2.7 million. The estimated amortization expense relating to the intangible assets for each of the five succeeding years approximates $1.8 million in 2004 and $670,000 per year in the subsequent four years.

The chart below summarizes the activity of the Company's Goodwill and Intangible assets, net of accumulated amortization for 2002 and 2003:

	Goodwill			Intangible Assets		
	Equity Markets	Derivative Markets	Total	Equity Markets	Derivative Markets	Total
Balance at January 1, 2002	$13,092,501	$4,444,444	$17,536,945	$ –	$ 34,363,040	$ 34,363,040
Acquisitions	–	–	–	–	3,000,000	3,000,000
Amortization Expense	–	–	–	–	(2,510,505)	(2,510,505)
Balance at December 31, 2002	13,092,501	4,444,444	17,536,945	–	34,852,535	34,852,535
Option Posts Impairment Charge	–	–	–	–	(29,459,108)	(29,459,108)
Acquisitions	3,572,573	–	3,572,573	12,000,000	–	12,000,000
Amortization Expense	–	–	–	(48,000)	(2,649,252)	(2,697,252)
Balance December 31, 2003	$16,665,074	$4,444,444	$21,109,518	$11,952,000	$ 2,744,175	$ 14,696,175

Note 6: INVESTMENT IN DEEPHAVEN SPONSORED FUNDS AND STRATEGIC INVESTMENTS

The Company's wholly-owned subsidiary, Deephaven, is the investment manager and sponsor of the Deephaven Funds, which engage in various trading strategies involving equities, debt instruments and derivatives. The underlying investments in the Deephaven Funds are carried at market value. Of the $1.6 billion of assets under management in the Deephaven Funds as of December 31, 2003, the Company had an investment of $201.1 million. Of the $201.1 million investment held by the Company, $197.6 million represented the Company's strategic investment, while $3.5 million represented investments related to employee deferred compensation plans. In addition, certain officers, directors and employees of the Company have invested approximately $15.9 million in the Deephaven Funds, in the aggregate, as of December 31, 2003.

Strategic investments, which primarily include the Company's investments in Nasdaq and the ISE, are reviewed on an ongoing basis to ensure that the fair value of the investment has not been impaired. In accordance with this policy, the Company wrote down its investment in Nasdaq, to fair value, resulting in a charge of $6.8 million in 2003.

Note 7: SIGNIFICANT CUSTOMERS

The Company considers significant customers to be customers who account for 10% or more of the total U.S. equity dollar value traded, the total U.S. equity shares traded or the total U.S. options contracts traded by the Company during the period. One customer accounted for approximately 12.0% of the Company's U.S. equity dollar value traded and 31.2% of the Company's U.S. equity shares traded during 2003. Payments for order flow to this firm for U.S. equity and U.S. options contract order flow amounted to $19.1 million during 2003.

Additionally, the Company's investment in the Deephaven Funds is $201.1 million, which accounted for 12.3% of total assets under management. In addition to the Company, there were two institutional investors that accounted for 15.4% and 10.8%, respectively, of the Deephaven Funds' assets under management.

Note 8: INTERNATIONAL CHARGES

No charges related to continuing international operations were incurred during 2003. During 2002, the Company incurred charges of $32.1 million related to its continuing international businesses primarily due to the reduction of its European operations including the discontinuation of its European market-making operations. The charges consisted of

$13.1 million related to the writedown of our investments in Nasdaq Europe, $7.4 million related to the writedown of fixed assets that are no longer actively used, $6.4 million related to contract settlements and terminations, $4.2 million related to the writedown of excess real estate capacity and $1.0 million related to other charges.

Note 9: WRITEDOWN OF ASSETS AND LEASE LOSS ACCRUAL

Writedowns of assets and lease loss accrual were $46.9 million, $16.2 million and $20.5 million for 2003, 2002 and 2001, respectively. The charges in 2003 consist of $29.6 million related to the impairment of intangible assets in our Derivative Markets business segment, $10.3 million of lease loss accruals related to costs associated with excess real estate capacity, primarily in Jersey City, NJ, $6.8 million related to the writedown of our strategic investment in Nasdaq to fair value and $260,000 related to the writedown of fixed assets that are no longer actively used.

The charges in 2002 consist of $8.9 million related to costs associated with excess real estate capacity, $3.6 million related to the writedown of fixed assets that are no longer actively used, $3.0 million related to the writedown of impaired strategic investments to fair value, and $700,000 related to a writedown of exchange seats to fair value.

The charges in 2001 primarily consisted of $10.7 million related to the writedown of impaired strategic investments to fair value, $6.8 million related to the writedown of fixed assets that are no longer actively used, $1.6 million related to the writedown of exchange seats to fair value and $1.4 million related to costs associated with excess real estate capacity.

Note 10: DISCONTINUED OPERATIONS

The losses from discontinued operations for 2003, 2002 and 2001 include the results of operations of KSJ and charges resulting from the liquidation of the business. KSJ was fully liquidated in 2003 and all charges related to this liquidation were incurred during 2003.

On March 31, 2003 the Company and its joint venture partner, Nikko Cordial Group, announced that KSJ would cease its operations. KSJ's business plan was significantly impaired due to changes in market structure, the withdrawal of Nasdaq Japan, poor market conditions and limited market-making opportunities in Japan. As a result, trading operations ceased at KSJ on May 2, 2003. After the cessation of trading, the parties liquidated KSJ. The losses, included in Loss from discontinued operations on the Consolidated Statements of Operations were $2.1 million, $5.9 million and $4.7 million in 2003, 2002 and 2001, respectively. Included in these results were revenues, income tax benefits and pre-tax losses as follows:

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
Revenues	$ 924,361	$ 4,499,232	$ 3,876,035
Pre-tax loss from discontinued operations before minority interest	(16,148,864)	(9,869,705)	(7,912,938)
Minority interest in losses of KSJ	6,459,546	3,947,882	3,165,175
Income tax benefit	7,565,021	–	–
Loss from discontinued operations, net of tax	$ (2,124,297)	$(5,921,823)	$(4,747,763)

The Loss from discontinued operations, net of tax for 2003 includes $7.6 million in income tax benefits related to cumulative losses at KSJ. As tax benefits could not be recognized until there were offsetting profits or the commencement of the liquidation process, no tax benefit had previously been accrued.

Note 11: FIXED ASSETS AND LEASEHOLD IMPROVEMENTS

Fixed assets and leasehold improvements comprise the following:

DECEMBER 31,	Depreciation Period	2003	2002
Computer hardware and software	3 years	$110,377,052	$109,605,943
Leasehold improvements	Life of Lease	19,012,163	18,455,070
Telephone systems	5 years	5,777,944	5,509,557
Furniture and fixtures	7 years	6,667,604	7,783,391
Trading systems	5 years	1,821,847	1,946,131
Equipment	5 years	7,419,207	7,351,053
		151,075,817	150,651,145
Less – Accumulated depreciation and amortization		113,517,988	92,584,450
		$ 37,557,829	$ 58,066,695

Note 12: COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under noncancelable operating leases. The office leases contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments to the Consumer Price Index. Rental expense under the office leases was as follows:

FOR THE YEAR ENDED DECEMBER 31, 2001	$11,275,328
FOR THE YEAR ENDED DECEMBER 31, 2002	15,480,044
FOR THE YEAR ENDED DECEMBER 31, 2003	**11,295,174**

The Company leases certain computer and other equipment under noncancelable operating leases. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2003, future minimum rental commitments under all noncancelable office, computer and equipment leases ("Operating Leases"), and obligations on clearing contracts and guaranteed employment contracts longer than one year ("Other Obligations") were as follows:

	Operating Leases	Other Obligations	Total
Year ending December 31, 2004	$ 17,453,838	$22,579,793	$ 40,033,631
Year ending December 31, 2005	14,261,855	15,455,000	29,716,855
Year ending December 31, 2006	10,140,664	13,955,000	24,095,664
Year ending December 31, 2007	9,298,943	830,000	10,128,943
Year ending December 31, 2008	8,771,656	–	8,771,656
Thereafter through October 31, 2021	114,541,100	–	114,541,100
	$174,468,056	$52,819,793	$227,287,849

During the normal course of business, the Company collaterizes certain leases, employment agreements or other contractual obligations through letters of credit or segregated funds held in escrow accounts. As of December 31, 2003, the Company has provided a $9.0 million letter of credit, collateralized by U.S. Treasury Bills, as a guarantee for one of the Company's lease obligations.

The Company has agreements with the ISE to purchase Class A and Class B membership interests of ISE with a total purchase price of approximately $28.5 million. The ISE demutualized on May 31, 2002 and as a result, the Company received shares of the ISE representing both equity interest and trading rights. In accordance with the purchase agreement, the Company made an initial payment at the time of the closing with further periodic payments to be made in the future based on a fixed dollar amount per contract traded. The Company capitalizes the exchange memberships at a fixed dollar amount per contract traded. As of December 31, 2003, the Company had capitalized $7.3 million of Equity Interest (Class A) and $15.4 million of Trading Rights (Class B). These amounts are included in Strategic investments and Other assets, respectively, on the Consolidated Statements of Financial Condition. The Company is not obligated to make future payments; however, the Company would forfeit its equity interest and its trading rights if it failed to meet its minimum payment obligations under the contract.

On October 22, 2003, the Company announced that it had entered into new long-term employment contracts with the senior management team of Deephaven (the "Deephaven managers"). These employment agreements, which became effective on January 1, 2004, are for three-year terms and include an option for renewal by the Deephaven managers through 2009 under certain circumstances. In addition, the agreements provide that, in the event of a change of control of the Company, the Deephaven managers would have the option to obtain a 51% interest in Deephaven in exchange for the termination of their employment contracts and associated profit-sharing bonuses. If a change of control were to occur, and if the Deephaven managers exercised this option, the Company would retain a 49% interest in Deephaven.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty.

In March 2004, Knight Securities, L.P. ("KSLP," now known as KEM) and its former CEO, Kenneth D. Pasternak, received Wells Notices from the staff of the SEC's Division of Enforcement and from NASD's Department of Market Regulation. The Wells Notices from the SEC's Division of Enforcement indicate that the Division is considering recommending that the SEC bring civil and administrative enforcement actions against KSLP and Mr. Pasternak for possible violations of securities laws. These Wells Notices pertain to investigations into specific trade activity, conduct, supervision and record-keeping that occurred in 1999 through 2001. The Wells Notices from NASD's Department of Market Regulation indicate that NASD intends to bring formal disciplinary proceedings against both parties relating to similar trade activity and conduct that occurred in 1999 and 2000. We understand that three former KSLP employees have also received Wells Notices.

Since receiving the Wells Notices, the Company has not yet presented its response or met with the SEC or NASD to discuss the proposed charges. As a result, it is premature to fully assess the potential impact of these Wells Notices to the Company, the outcome of the investigations or the timing of their resolution. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a substantial judgment or other resolution could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, based on information currently available, that it is not probable that the ultimate outcome of these matters will have a material adverse effect on the consolidated financial condition of the Company, although they might be material to the operating results for any particular period, depending, in part, upon the operating results for that period.

Note 13: EARNINGS PER SHARE

Basic earnings per common share ("EPS") have been calculated by dividing net income (loss) by the weighted average shares of Class A Common Stock outstanding during each respective period. Diluted EPS reflects the potential reduction in EPS using the treasury stock method to reflect the impact of common share equivalents if stock awards such as stock options and restricted stock were exercised or converted into common stock.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2003, 2002 and 2001:

FOR THE YEARS ENDED DECEMBER 31,	2003		2002		2001	
	Numerator/ net income	Denominator/ shares	Numerator/ net (loss)	Denominator/ shares	Numerator/ net income	Denominator/ shares
Income (loss) and shares used in basic calculations	**$38,525,120**	**112,023,419**	$(43,241,664)	120,771,786	$38,525,567	123,796,181
Effect of dilutive stock-based awards	–	**5,726,324**	–	–	–	1,962,682
Income (loss) and shares used in diluted calculations	**$38,525,120**	**117,749,743**	$(43,241,664)	120,771,786	$38,525,567	125,758,863
Basic earnings per share		**$0.34**		$(0.36)		$0.31
Diluted earnings per share		**$0.33**		$(0.36)		$0.31

For the year ended December 31, 2002, 1,374,689 shares of common stock equivalents were not included in the calculation of weighted average shares for diluted EPS because the Company incurred losses during the period and the effect of their inclusion would be anti-dilutive.

Note 14: EMPLOYEE BENEFIT PLAN

The Company sponsors 401(k) profit sharing plans (the "Plans") in which substantially all of its employees are eligible to participate. Under the terms of the Plans, the Company is required to make annual contributions to the Plans equal to 100% of the contributions made by its employees, up to certain limits. The total expense recognized with respect to the Plans was as follows:

FOR THE YEAR ENDED DECEMBER 31, 2001	$5,377,539
FOR THE YEAR ENDED DECEMBER 31, 2002	5,631,808
FOR THE YEAR ENDED DECEMBER 31, 2003	**3,842,556**

Note 15: INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate company state income tax returns.

The provision (benefit) for income taxes consists of:

	2003	2002	2001
Current:			
U.S. federal	**$ 33,789,062**	$(18,847,271)	$25,458,086
U.S. state and local	**6,847,017**	658,187	5,006,968
	40,636,079	(18,189,084)	30,465,054
Deferred:			
U.S. federal	**(11,370,468)**	323,063	(3,171,776)
U.S. state and local	**(3,007,271)**	(3,652,030)	(1,841,994)
	(14,377,739)	(3,328,967)	(5,013,770)
Provision (benefit) for income taxes	**$ 26,258,340**	$(21,518,051)	$25,451,284

The following table reconciles the provision to the U.S. federal statutory income tax (benefit) rate:

	2003	2002	2001
U.S. federal statutory income tax (benefit) rate	**35.0%**	(35.0%)	35.0%
U.S. state and local income tax (benefit) rate, net of U.S. federal income tax effect	**3.7%**	(3.0%)	3.3%
Non-U.S. operations	**0.0%**	2.8%	1.4%
Non-deductible charges	**1.5%**	0.6%	2.3%
Other, net	**(1.0%)**	0.9%	(1.1%)
Effective income tax (benefit) rate	**39.2%**	(33.7%)	40.9%

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Deferred tax assets:			
Employee compensation and benefit plans	**$ 4,705,206**	$ 1,251,164	$ 7,918,251
Fixed assets and other amortizable assets	**19,032,556**	5,823,587	2,317,210
Reserves	**9,201,229**	7,413,823	4,896,738
Valuation of investments	**3,732,218**	796,595	–
State net operating loss carryforwards, net of federal	**2,720,220**	2,499,216	–
Total deferred tax assets	**39,391,429**	17,784,385	15,132,199
Deferred tax liabilities:			
Valuation of investments	**9,818,990**	2,589,685	1,019,651
Deferred management fees	–	–	2,246,815
Total deferred tax liabilities	**9,818,990**	2,589,685	3,266,466
Net deferred tax assets	**$29,572,439**	$15,194,700	$11,865,733

At December 31, 2003, the Company had net operating loss carryforwards for state income tax purposes. The estimated amount of such carryforwards ranged by jurisdiction up to approximately $62 million. These state net operating loss carryforwards expire between 2007 and 2022.

Note 16: LONG-TERM INCENTIVE PLANS

The Company established the Knight Trading Group, Inc. 1998 Long-Term Incentive Plan and the Knight Trading Group, Inc. 1998 Nonemployee Director Stock Option Plan. Additionally, in May 2003, the Company established, and the stockholders approved, the Knight Trading Group, Inc. 2003 Equity Incentive Plan (the "2003 Plan") (collectively, the "Plans"). The purpose of the Plans is to provide long-term incentive compensation to employees and directors of the Company. The Plans are administered by the Compensation Committee of the Company's Board of Directors, and allow for the grant of options, restricted stock and restricted stock units (collectively, the "awards"), as defined by the Plans. The number of shares reserved under the 2003 Plan was 10,000,000. Including the 2003 Plan, the maximum number of shares of Class A Common Stock reserved for the grant of options and awards under the Plans is now 37,819,000, of which, 11,391,668 are available for grant at December 31, 2003. In addition, the Plans limit the number of options or shares that may be granted to a single individual, and the Plans also limit the number of shares of restricted stock that may be awarded. See the following table for a reconciliation of activity of the Plans and awards available for future grants.

The Company's policy is to grant options for the purchase of shares of Class A Common Stock at not less than market value, which the Plans define as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three- or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. Restricted stock awards generally vest over three years. In July 2003, the Company's Board of Directors approved a change in the vesting schedule for restricted stock awards issued under the 2003 Plan to include a one-year minimum vesting period for performance-based awards and a three-year vesting period for time-based awards. The Company has the right to fully vest employees in their option grants and awards upon retirement. The following is a reconciliation of option activity for the Plans for 2003 and 2002, and a summary of options outstanding and exercisable at December 31, 2003:

	2003		2002	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding, January 1	23,446,681	$ 9.67	13,012,875	$17.39
Granted at market value	2,587,238	6.99	14,341,790	4.90
Exercised	(2,598,861)	5.77	(52,450)	7.15
Surrendered	(3,909,281)	16.84	(3,855,534)	18.05
Outstanding at December 31	19,525,777	$ 8.39	23,446,681	$ 9.67
Vested at December 31	9,938,521	$10.19	8,910,574	$12.27
Available for future grants at December 31*	11,391,668		1,030,737	
Weighted-average fair value of grants during the year (at market value, based on Black-Scholes)		$ 4.01		$ 2.73

* represents both options and awards available for grant

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2003	Weighted-Average Exercise Price
$ 3.64 – $ 4.22	5,922,401	3.59	$ 4.17	1,342,772	$ 4.14
$ 4.25 – $ 6.37	5,677,017	3.88	5.53	2,449,178	5.77
$ 6.54 – $ 7.25	4,244,475	2.59	7.23	4,157,809	7.24
$ 7.38 – $14.75	1,720,838	4.27	10.17	515,399	10.47
$15.28 – $29.72	932,046	3.26	19.49	672,613	19.83
$30.44 – $71.38	1,029,000	5.95	40.28	800,750	40.85

The Company applies APB 25 and related interpretations in accounting for its stock option plans. As options are granted at the then market value, no compensation expense has been recognized for the fair values of the options granted to employees.

The Company granted a total of 971,577 restricted shares of Class A Common Stock to certain current employees of the Company under the 1998 Long-Term Incentive Plan (the "1998 Plan") in 2003. In addition, 211,283 restricted shares of Class A Common Stock were granted to certain current employees of the Company outside of the 1998 Plan in 2003. At December 31, 2003, the Company had 2,138,944 restricted shares outstanding, in aggregate, both under and outside of the 1998 Plan. Such grants were made at fair market value and with terms consistent with the 1998 Plan. The Company recognizes compensation expense for the fair values of the restricted shares of Class A Common Stock granted to employees ratably over the vesting period. In 2003, the Company recorded compensation expense of $3.7 million for all of its outstanding restricted shares, which has been included in Employee compensation and benefits in the Consolidated Statements of Operations. The restricted stock requires future service as a condition of the vesting of the underlying shares of common stock.

On December 11, 2002, the Company filed with the SEC a Tender Offer Statement on Schedule TO and associated documents relating to an offer to exchange certain outstanding vested and unvested options granted under the Plans (the "Exchange Program"). To be eligible for the Exchange Program the options had to have an exercise price of at least $14.00 and be held by current employees who had not received an option grant since June 1, 2002. Members of the Company's Board of Directors and executive officers were excluded from participating in the Exchange Program.

The offering under the Exchange Program expired on January 17, 2003. A total of 1,436,750 options to purchase one share were cancelled. Approximately 1.8 million options were eligible to be exchanged. In accordance with the Exchange Program, 524,380 options to purchase one share were granted to current employees on July 21, 2003, a date that was over six months and one day after the Company cancelled the options. Under the Exchange Program, for every two-and-a-half options to purchase one share tendered for exchange, a new option to purchase one share was issued. The new options were issued at a price not less than the market value on the issuance date and have a two-year vesting period. The Exchange Program was structured to comply with FASB Interpretation ("FIN") 44 *Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB 25* in order to achieve the same accounting treatment as the original option grants that were tendered for exchange.

Note 17: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a market maker of equities and options, the majority of the Company's securities transactions are conducted as principal or riskless principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears all of its securities transactions through clearing brokers. Accordingly, a substantial portion of the Company's credit exposures are concentrated with its clearing brokers. The clearing brokers can rehypothecate the securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2003, the Company has recorded liabilities of approximately $2.1 million with regard to this right. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its options market-making and trading business and its overall risk management process. These financial instruments, which generally include exchange-traded options, options on futures and futures contracts, expose the Company to varying degrees of market and credit risk. The Company records its derivative-trading activities at market value, and unrealized gains and losses are recognized currently.

In November 2002, the FASB issued FIN 45 *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which requires the Company to disclose information about obligations under certain guarantee arrangements. FIN 45 defines a guarantee as a contract that contingently requires the Company to pay a guaranteed party based on: (a) changes in an underlying asset, liability, or equity security of the guaranteed party, or (b) a third party's failure to perform under a specified agreement. The Company considers written put options to be guarantees under FIN 45.

In addition to the contracts described above, there are certain derivative contracts to which the Company is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded on the Statements of Financial Condition at fair value. These contracts include written put options that may require the Company to purchase assets from the option holder at a specified price by a specified date in the future. The total theoretical exposure of these derivatives that the Company deems to be guarantees, assuming the underlying positions have zero value, was approximately $9.6 billion at December 31, 2003. The Company reduces its exposures to these contracts by entering into offsetting transactions, or by entering into contracts that hedge the market risk related to these contracts.

Upon the retirement of Mr. Irvin Kessler, the former chief executive officer of Deephaven, as of December 31, 2001, the Company entered into a consulting agreement with Mr. Kessler. In order to maintain Mr. Kessler's relationships with the Deephaven Funds' investors and maintain Mr. Kessler's continued investment in the Deephaven Funds, the Company agreed to provide Mr. Kessler with a full recourse collateralized loan of $25 million. On June 13, 2002, the Company entered into loan and security documents with Mr. Kessler providing for such a loan. The loan matured on March 31, 2003 and was fully repaid.

The Company currently has no loans to any former or current executive officers or directors.

Note 18: NET CAPITAL REQUIREMENTS

As registered broker-dealers, KEM, KCM, KFP and KEP are subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. Additionally, KSIL is subject to regulatory requirements of the Financial Services Authority in the United Kingdom. As of December 31, 2003, the Company was in compliance with its capital adequacy requirements.

The following table sets forth the net capital levels and requirements for the following broker-dealer subsidiaries at December 31, 2003 (in millions):

Entity	Net Capital	Minimum Net Capital	Excess Net Capital
KEM	$177.8	$7.7	$170.1
KCM	37.6	1.8	35.8
KFP	24.6	0.3	24.3
KEP	4.5	0.5	4.0
KSIL	6.5	4.6	1.8

Note 19: BUSINESS SEGMENTS

Effective in the fourth quarter of 2003, the Company instituted a new segment reporting format to include three reportable business segments: Equity Markets, Derivative Markets and Asset Management. Prior to this change, the Company reported two business segments: Equity Markets, which included equity and derivatives business activities, and Asset Management. This segment reporting change was made to better reflect management's approach to operating and directing the businesses and to more closely align financial and managerial reporting. Prior period segment data has been restated to conform to the 2003 presentation. Equity Markets includes two geographic classifications, domestic and international. Domestic Equity Markets primarily represents market making in U.S. equities. International Equity Markets represents the Company's European equities business. Market making in Europe was discontinued during 2002. Derivative Markets primarily represents market-making and specialist operations in U.S. options. The Asset Management segment consists of investment management and sponsorship of the Deephaven Funds and the Company's investment in the Deephaven Funds.

The Company's net revenues, income before income taxes, minority interest and discontinued operations and assets by segment are summarized below (amounts in $000's). Other revenues and expenses that are not directly attributable to a particular segment are allocated based upon the Company's allocation methodologies, generally based on each segment's respective resource usage or other appropriate measures.

	Domestic Equity Markets(1)	International Equity Markets(2)	Total Equity Markets	Derivative Markets(3)	Asset Management(4)	Eliminations(5)	Consolidated Total
FOR THE YEAR ENDED DECEMBER 31, 2003:							
Revenues	**$436,325**	**$ 13,252**	**$449,576**	**$ 147,330**	**$ 82,455**	**$(9,327)**	**$ 670,035**
Income (loss) before income taxes, minority interest and discontinued operations	**42,258**	**(2,542)**	**39,716**	**(24,047)**	**51,239**	**–**	**66,908**
Total assets	**754,680**	**40,051**	**794,731**	**2,907,579**	**255,508**	**–**	**3,957,819**
FOR THE YEAR ENDED DECEMBER 31, 2002:							
Revenues	$334,452	$ 10,604	$ 345,056	$ 139,824	$ 47,563	$(8,784)	$ 523,658
(Loss) income before income taxes, minority interest and discontinued operations	(26,515)	(51,923)	(78,438)	(7,799)	22,299	–	(63,938)
Total assets	605,882	77,188	683,070	2,303,741	185,065	–	3,171,876
FOR THE YEAR ENDED DECEMBER 31, 2001:							
Revenues	$479,102	$ 5,302	$ 484,404	$ 159,804	$ 42,947	$(5,439)	$ 681,716
Income (loss) before income taxes, minority interest and discontinued operations	75,141	(50,745)	24,395	12,707	25,146	–	62,248
Total assets	965,130	233,462	1,198,592	1,956,859	71,235	–	3,226,687

(1) Income (loss) before income taxes, minority interest and discontinued operations for 2003, 2002 and 2001 includes $16.5 million, $15.3 million and $18.9 million, respectively in writedowns of assets and lease loss accruals described in Note 9.

(2) Income (loss) before income taxes, minority interest and discontinued operations for 2002 includes $31.2 million in international charges described in Note 8.

(3) Income (loss) before income taxes, minority interest and discontinued operations for 2003, 2002 and 2001 includes $30.4 million, $735,000 and $1.6 million, respectively, in writedowns of assets and lease loss accruals described in Note 9 and $866,000 in international charges in 2002.

(4) The Company had invested $201.1 million, $153.8 million and $50.9 million in the Deephaven Funds at December 31, 2003, 2002 and 2001, respectively. This investment is included in the assets of the Asset Management segment. Revenues generated by the Deephaven Funds investments made by the Company for 2003, 2002 and 2001 were $23.9 million, $10.1 million and $5.0 million, respectively.

(5) Eliminations primarily represents management fees earned by certain of the Company's subsidiaries for management services provided to other subsidiaries.

Note 20: CONDENSED FINANCIAL STATEMENTS OF KNIGHT TRADING GROUP, INC. (parent only)

Presented below are the Condensed Statements of Financial Condition, Operations and Cash Flows for the Company on an unconsolidated basis.

STATEMENTS OF FINANCIAL CONDITION

Knight Trading Group, Inc. (parent only)

DECEMBER 31,	2003	2002
Assets		
Cash and cash equivalents	$ 27,478,567	$ 27,259,388
Securities owned, at market value	11,145,841	12,869,268
Investments in subsidiaries, equity method	691,650,064	540,619,162
Investments in Deephaven sponsored funds	36,167,366	148,688,005
Strategic investments	2,757,337	2,224,958
Receivable from subsidiaries	45,627,072	–
Income taxes receivable	–	22,327,416
Other assets	182,664	26,074,532
Total assets	$815,008,911	$780,062,729
Liabilities and Stockholders' Equity		
Liabilities		
Accrued compensation expense	$ 13,471,543	$ 10,712,420
Accounts payable, accrued expenses and other liabilities	2,283,450	2,701,919
Payable to subsidiaries	–	10,232,621
Income taxes payable	9,122,140	–
Total liabilities	24,877,133	23,646,960
Total stockholders' equity	790,131,778	756,415,769
Total liabilities and stockholders' equity	$815,008,911	$780,062,729

The accompanying notes are an integral part of these condensed financial statements.

STATEMENTS OF OPERATIONS

Knight Trading Group, Inc. (parent only)

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
Revenues			
Equity earnings (losses) of subsidiaries	**$27,842,201**	$(41,553,774)	$49,564,400
Corporate management fees	**24,432,677**	34,240,628	4,516,712
Investment income and other	**17,029,237**	9,952,197	3,293,498
Total revenues	**69,304,115**	2,639,051	57,374,610
Expenses			
Compensation expense	**20,279,738**	23,078,621	6,060,707
Professional fees	**3,840,406**	6,386,355	5,230,621
Business development	**2,218,373**	3,512,812	2,019,224
International charges	**–**	3,967,264	–
Other	**4,004,560**	8,598,805	3,645,758
Total expenses	**30,343,077**	45,543,857	16,956,310
Income (loss) before income taxes	**38,961,038**	(42,904,806)	40,418,300
Income tax expense	**435,918**	336,858	1,892,733
Net income (loss)	**$38,525,120**	$(43,241,664)	$38,525,567

The accompanying notes are an integral part of these condensed financial statements.

STATEMENTS OF CASH FLOWS

Knight Trading Group, Inc. (parent only)

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
Cash flows from operating activities			
Net income (loss)	**$38,525,120**	$(43,241,664)	$ 38,525,567
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Equity earnings of subsidiaries	**(27,842,201)**	41,553,774	(49,564,400)
International charges	**–**	3,967,264	–
Stock-based compensation	**1,193,725**	1,977,616	173,599
Income tax credit from stock awards exercised	**7,433,289**	98,645	2,612,132
(Increase) decrease in operating assets			
Securities owned	**1,723,427**	13,535,707	(14,249,523)
Receivable from subsidiaries	**(45,627,072)**	31,978,297	(26,095,212)
Income taxes receivable	**22,327,416**	(22,327,416)	–
Other assets	**25,891,868**	(3,593,196)	(10,870,125)
Increase (decrease) in operating liabilities			
Accrued compensation expense	**2,759,123**	(2,055,042)	2,405,937
Accounts payable, accrued expenses and other liabilities	**(418,469)**	(856,725)	1,426,757
Payable to subsidiaries	**(10,232,621)**	10,232,621	–
Income taxes payable	**9,122,140**	(1,621,256)	(2,833,350)
Net cash provided by (used in) operating activities	**24,855,745**	29,648,625	(58,468,618)

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
Cash flows from investing activities			
Investment in Deephaven sponsored funds	$ 112,520,639	$(148,688,005)	$ –
Purchases, net of proceeds, from strategic investments	(532,379)	(2,224,958)	–
Dividends received from subsidiaries	58,810,327	208,150,242	70,444,193
Capital contributions to subsidiaries	(176,141,254)	(29,799,939)	(32,496,862)
Net cash (used in) provided by investing activities	(5,342,667)	27,437,340	37,947,331
Cash flows from financing activities			
Stock options exercised	15,003,287	411,188	5,647,398
Cost of common stock repurchased	(34,297,186)	(41,237,968)	–
Net cash (used in) provided by financing activities	(19,293,899)	(40,826,780)	5,647,398
Increase (decrease) in cash and cash equivalents	219,179	16,259,185	(14,873,889)
Cash and cash equivalents at beginning of the year	27,259,388	11,000,203	25,874,092
Cash and cash equivalents at end of the year	$ 27,478,567	$ 27,259,388	$ 11,000,203
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 106,353	$ 242,273	$ 37
Cash paid for income taxes	$ 21,391,344	$ 12,379,867	$ 33,664,468

The accompanying notes are an integral part of these condensed financial statements.

KNIGHT TRADING GROUP, INC. (parent only)

NOTES TO CONDENSED FINANCIAL STATEMENTS

A. **General** The condensed financial statements of Knight Trading Group, Inc. (parent only; the "Parent Company") should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto.

B. **Allocations to subsidiaries** The Parent Company allocates a portion of its expenses to its consolidated subsidiaries based on each segment's respective use of resources or other appropriate measures.

C. **Income taxes** As stated in Note 15, the Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate state income tax returns. As such, both federal and state income taxes are accrued at the subsidiary level and are included in Equity earnings (losses) of subsidiaries on the Condensed Financial Statements. Income tax expense included on the Condensed Financial Statements represents only the income taxes attributable to the Parent Company.

Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF KNIGHT TRADING GROUP, INC.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Knight Trading Group, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5, the Company has adopted the goodwill provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* on January 1, 2002.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
New York, New York
March 10, 2004

Directors and Management Team

As of March 31, 2004

BOARD OF DIRECTORS

Charles V. Doherty[1,2,3,4]
Chairman of the Board

Thomas M. Joyce
Chief Executive Officer & President

William L. Bolster[2,4]
Independent Consultant

Gary R. Griffith[3,4]
Independent Consultant

Robert M. Lazarowitz[2,4]
Co-Founder & Former
Executive Vice President,
Knight Trading Group, Inc.

Thomas C. Lockburner[4]
Independent Consultant

Bruce R. McMaken[3,4]
Senior Vice President &
Managing Director of Corporate Finance,
Sanders Morris Harris, Inc.

Rodger O. Riney[2,4]
President,
Scottrade, Inc.

[1] Non-Executive
[2] Member of Compensation Committee
[3] Member of Finance and Audit Committee
[4] Member of Nominating and Corporate Governance Committee

MANAGEMENT TEAM

Thomas M. Joyce*
Chief Executive Officer & President

BUSINESS SEGMENTS

Equity Markets

Gregory C. Voetsch*
Sales & Trading

Mony Rueven
Electronic Trading

Derivative Markets

Peter A. Santoro
Trading & Risk Management

Asset Management

Colin Smith
Deephaven Capital Management

DISCIPLINES

John H. Bluher*
Legal, Compliance & Risk Management

John B. Howard*
Accounting & Finance

Derek N. Stein*
Human Resources, Operations, Service & Technology

Margaret E. Wyrwas
Corporate Communication & Investor Relations

*These executive officers are required under Section 16(a) of the Exchange Act to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission ("SEC") and the Nasdaq Stock Market. Further detail is available in Knight Trading Group, Inc.'s 2003 proxy filing with the SEC, also located on our Web site at www.knighttradinggroup.com.

Corporate Headquarters and Offices

As of March 31, 2004

KNIGHT TRADING GROUP, INC.

525 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

EQUITY MARKETS

2859 Paces Ferry Road
Suite 2125
Atlanta, GA 30339
Telephone: 800.438.4284
Fax: 770.333.9050

260 Franklin Street
Suite 520
Boston, Massachusetts 02110
Telephone: 617.912.3200
Fax: 617.912.3250
Toll Free: 800.771.8099

111 West Jackson Boulevard
10th Floor
Chicago, Illinois 60604
Telephone: 312.379.2600
Fax: 312.379.2519
Toll Free: 800.279.7695
Toll Free: 800.430.3434

100 Jericho Quadrangle
Suite 241
Jericho, New York 11753
Telephone: 212.336.7800
Fax: 516.937.5356

2 Throgmorton Street
London EC2 N1TE
United Kingdom
Telephone: +44.20.7997.1234
Fax: +44.20.7997.4321

100 Manhattanville Road
Purchase, New York 10577
Telephone: 914.251.5800
Fax: 914.251.5839
Toll Free: 800.677.8746

One Market Street
Suite 1810
San Francisco, California 94105
Telephone: 415.541.3920
Fax: 415.293.7657
Toll Free: 866.612.7095

4699 Old Ironsides Drive
Suite 210
Santa Clara, California 95054
Telephone: 408.855.0800
Fax: 408.492.1290

One Independence Plaza
280 Highway 35
Red Bank, New Jersey 07701
Telephone: 732.747.3461
Fax: 732.747.3462

Regus Business Centre
Water Garden II
1601 Cloverfield Boulevard
2nd Floor, South Tower
Suite 2058
Santa Monica, CA 90404
Telephone: 310.828.2679
Fax: 310.828.2661

DERIVATIVE MARKETS

111 West Jackson Boulevard
10th Floor
Chicago, Illinois 60604
Telephone: 312.379.2600
Fax: 312.379.2519
Toll Free: 800.279.7695
Toll Free: 800.430.3434

130 Cheshire Lane
Suite 202
Minnetonka, Minnesota 55305
Telephone: 952.249.5500
Fax: 952.249.5300

2000 Market Street
Suite 760
Philadelphia, Pennsylvania 19103
Telephone: 215.282.6900
Fax: 215.282.6951

220 Montgomery Street
Suite 546
San Francisco, California 94104
Telephone: 415.399.5174
Fax: 415.395.7383

ASSET MANAGEMENT

Deephaven Capital Management

Main Office:

130 Cheshire Lane
Suite 102
Minnetonka, Minnesota 55305
Telephone: 952.249.5700
Fax: 952.249.5320

33/35 Cornhill Street
London EC3
United Kingdom
Telephone: +44.20.7469.1900
Fax: +44.20.7469.1850

Concept and Design: www.crittgraham.com Copywriting: Margaret E. Wyrwas, Kara A. Fitzsimmons, Judith A. Pirro, Catherine C. Smith Printing: QuebecorWorld ACME

ANNUAL MEETING The 2004 Annual Meeting will take place at 1:00 pm Eastern Daylight Time on Wednesday, May 12, 2004 at the Courtyard by Marriott, Jersey City/Newport, 540 Washington Boulevard, Jersey City, New Jersey 07310.

COMMON STOCK The Class A Common Stock is listed in the Nasdaq National Market System under the symbol "NITE." Public trading of the Company's Class A Common Stock commenced on July 8, 1998. The Company's common stock underwent a 2-for-1 stock split on May 14, 1999, at the close of business. The current CUSIP number is 499063 10 5.

DIVIDEND POLICY The Company has never declared or paid a cash dividend on its Class A Common Stock. The Company currently intends to retain all of its current and future earnings, if any, for use in its business. Therefore, Knight does not anticipate paying cash dividends in the foreseeable future. However, the payment of cash dividends is within the discretion of our Board of Directors.

CORPORATE WEB SITE www.knighttradinggroup.com

PUBLICATIONS Copies of the Annual Report, the Annual Report on SEC Form 10-K, Quarterly Reports on SEC Form 10-Q, current Reports on Form 8-K, Forms 3, 4 and 5 filed on behalf of directors and executive officers, Proxy Statements, press releases and general information, are available through the corporate Web site, by calling Investor and Shareholder Relations at 201-356-1548, or by writing Investor and Shareholder Relations at the Corporate Headquarters address.

CONTACT INFORMATION Analyst, Investor, Media and Public Relations inquiries should be directed to Margaret Wyrwas, Senior Managing Director, Corporate Communication and Investor Relations, at the Corporate Headquarters address, or call 201-557-6954. Media inquiries may be directed to Kara Fitzsimmons, Vice President, Corporate Communication at 201-356-1523. Investor and Shareholder inquiries may be directed to Judith Pirro, Vice President, Investor and Shareholder Relations, at the Corporate Headquarters address, or call 201-356-1548.

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036
www.pwc.com

OUTSIDE COUNSEL
Skadden, Arps, Slate,
Meagher & Flom LLP
4 Times Square
New York, New York 10036
www.skadden.com

CONSOLIDATED SUBSIDIARIES
For a list of our regulated broker-dealer subsidiaries, please refer to our Annual Report on SEC Form 10-K.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
P. O. Box 3315
South Hackensack, New Jersey 07606-1915
Telephone: 800.851.9677
www.mellon-investor.com

Securities and services are offered by Knight Trading Group's regulated broker-dealer subsidiaries which are duly registered with the Securities Exchange Commission: Knight Equity Markets, L.P. (member NASD, National Stock Exchange and Pacific Stock Exchange); Knight Capital Markets LLC (member NASD); Knight Financial Products LLC (member Chicago Board Options Exchange, Pacific Stock Exchange, Philadelphia Stock Exchange, International Securities Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange, Philadelphia Board of Trade and American Stock Exchange); Knight Execution Partners LLC (member of all five Options Exchanges as well as the Options Clearing Corp.). Securities and services are also provided by Knight Securities International Ltd. which is regulated by the Financial Services Authority in the U.K., and is a member of the London Stock Exchange.

Unless the context otherwise requires, the "Company," "Knight," "We," or "Our" shall mean Knight Trading Group, Inc. and its consolidated subsidiaries.

Certain statements contained in this annual report, including without limitation, those under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A) and statements containing the words "believes," "intends," "expects," "anticipates" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Report Act of 1995. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Since such statements involve risks and uncertainties, the actual results and performance of the Company may turn out to be materially different from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this report. Readers should carefully review the risks and uncertainties detailed under "Certain Factors Affecting Results of Operations" in the MD&A herein and in other reports or documents the Company files from time to time with the Securities and Exchange Commission. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained in this report.

Corporate Headquarters

KNIGHT TRADING GROUP, INC.
525 Washington Boulevard
Jersey City, New Jersey 07310

Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Nasdaq: NITE

www.knighttradinggroup.com